UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005.

Commission File Number: 001-31221

Total number of pages: 93

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated May 10, 2005 announcing the company’s results for the year ended March 31, 2005.
2.	Materials presented in conjunction with the earnings release dated May 10, 2005 announcing the company’s results for the year ended March 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: May 11, 2005	By:	/s/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

3:00 P.M. JST, May 10, 2005

NTT DoCoMo, Inc.

Earnings Release for the Fiscal Year Ended March 31, 2005

Consolidated financial results of NTT DoCoMo, Inc. (the “Company”) and its subsidiaries (collectively “we” or “DoCoMo”) for the fiscal year ended March 31, 2005, are summarized as follows.

<< Highlights of Financial Results >>

•	For the fiscal year ended March 31, 2005, operating revenues were ¥4,844.6 billion (down 4.0% year-on-year), operating income was ¥784.2 billion (down 28.9% year-on-year), income before income taxes was ¥1,288.2 billion (up 17.0% year-on-year) and net income was ¥747.6 billion (up 15.0% year-on-year).

•	Earnings per share were ¥15,771.01 and EBITDA margin* was 33.6% (down 3.2 points year-on-year), and ROCE* was 16.2% (down 6.7 points year-on-year).

•	Operating revenues, operating income, income before income taxes and net income for the fiscal year ending March 31, 2006, are estimated to be ¥4,805.0 billion (down 0.8% year-on-year), ¥810.0 billion (up 3.3% year-on-year), \812.0 billion (down 37.0% year-on-year) and ¥497.0 billion (down 33.5% year-on-year), respectively.

Notes:

1.	Consolidated financial statements for the fiscal year ended March 31, 2005, in this release are unaudited.

2.	Amounts in this release are rounded off, excluding non-consolidated financial statements, where amounts are truncated.

3.	With regard to the assumptions and other related matters concerning the forecasts of consolidated financial results for the fiscal year ending March 31, 2006, please refer to page 10.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 47. See page 47 for the definition of ROCE.

<< Comment by Masao Nakamura, President and CEO >>

Our business environment has been undergoing a major change in the last one-two years following the launch of flat-rate tariff plans for packet access by carriers, and this trend is expected to continue in the next fiscal year when mobile number portability is scheduled to be introduced.

In order to respond to these changes, during the fiscal year ended March 31, 2005, we managed our business with a particular focus on the needs and values of our customers. To this end, we implemented various measures, including the introduction of various discount packages, enrichment of our lineup of handsets and improvement of network quality, which delivered tangible results; our cellular churn rate dropped sharply, our market share of monthly net additions began to recover, and we achieved favorable progress in migrating existing mova subscribers to our FOMA service. Operating revenues and operating income for the year ended March 31, 2005 were ¥4,844.6 billion and ¥784.2 billion, respectively, posting a decline for the first time in our corporate history, but we believe we made steadfast progress in enhancing our competitiveness.

In the fiscal year ending March 31, 2006, we will continue our “customer-oriented” management approach and work to further reinforce our core cellular phone business, aiming specifically to increase audio-visual traffic and international service revenues, and proliferate the use of Mobile Wallet and other services linked with brick-and-mortar businesses. In particular, we will explore new business opportunities using our Mobile Wallet service by adding credit card payment capability. Meanwhile, we will strive to further reduce costs by facilitating an efficient use of distributor commissions, cutting network costs, and reorganizing loss-making businesses. In addition, to clarify the role of the board of directors as a body for management supervision and to reinforce the Company’s business execution functions, we plan to introduce a corporate officer system after reducing the number of Board members by half in June 2005 to further strengthen our corporate governance system.

As we consider returning profits to shareholders an important corporate policy, we plan to increase the dividend for the fiscal year ending March 31, 2006, to ¥4,000 a share, up 100% from the previous fiscal year.

We are committed to managing the company with a challenging spirit and an emphasis on speedy decision-making so that we can achieve a sustainable growth in a rapidly changing environment.

<< Business Results and Financial Position >>

<Results of operations>	Billions of yen
	(UNAUDITED) Year ended March 31, 2005	Year ended March 31, 2004	Increase (Decrease)
Operating revenues	¥4,844.6	¥5,048.1	(4.0%)
Operating expenses	4,060.4	3,945.1	2.9%

Operating income	784.2	1,102.9	(28.9%)
Other (income) expense, net	(504.1)	1.8	—

Income before income taxes	1,288.2	1,101.1	17.0%
Income taxes	527.7	429.1	23.0%
Equity in net losses of affiliates	(12.9)	(22.0)	—
Minority interests	(0.1)	(0.0)	—

Net income	¥747.6	¥650.0	15.0%

1.	Business Overview

(1)	Operating revenues totaled ¥4,844.6 billion (down 4.0% year-on-year).

•	Cellular (FOMA+mova) services revenues decreased to ¥4,132.3 billion (down 4.6% year-on-year). Despite a positive impact on revenues from subscriber growth as a result of acquisition of new subscribers and lowered churn rate driven by our expansion of our handset lineup, cellular (FOMA+mova) services revenues decreased mainly due to a decline in average revenue per unit (ARPU) resulting from our reduction in rates, such as expanding “Family Discount” plan, for the purpose of enhancing our competitiveness and further growth.

•	Voice revenues from FOMA services increased to ¥514.7 billion (up 399.5% year-on-year) and packet communications revenues from FOMA services increased to ¥260.7 billion (up 422.0% year-on-year) owing to a significant increase in the number of FOMA services subscribers which resulted from the steady migration of subscribers from mova services. This migration was driven by the introduction of “pake-hodai,” a flat-rate i-mode service; the releases of new handsets such as “FOMA 901i” series and “FOMA 700i” series; and the improvement in network quality, such as reinforcing both our outdoor and indoor coverage areas.

<Breakdown of operating revenues>	Billions of yen
	(UNAUDITED) Year ended March 31, 2005	Year ended March 31, 2004	Increase (Decrease)
Wireless services	¥4,296.5	¥4,487.9	(4.3%)
Including: Cellular (FOMA+mova) services revenues (i)	4,132.3	4,329.8	(4.6%)
- Voice revenues (ii)	3,071.7	3,259.5	(5.8%)
Including: FOMA services	514.7	103.1	399.5%
- Packet communications revenues	1,060.6	1,070.2	(0.9%)
Including: FOMA services	260.7	49.9	422.0%
Including: PHS services revenues	60.3	70.4	(14.3%)
Including: Quickcast services revenues	4.4	5.8	(23.2%)
Equipment sales	548.1	560.2	(2.2%)

Total operating revenues	¥4,844.6	¥5,048.1	(4.0%)

Notes:

(i)	In past reports, cellular services revenues were broken down into “cellular (mova) services revenues,” “cellular (FOMA) services revenues” and “packet communications services revenues.” In this report, cellular services revenues are aggregated and represented as “cellular (FOMA+mova) services revenues.”

(ii)	Voice revenues include data communications revenues through circuit switching system.

(2)	Operating expenses were ¥4,060.4 billion (up 2.9% year-on-year).

•	Personnel expenses increased to ¥251.4 billion (up 1.2% year-on-year). The number of employees was 21,527 as of March 31, 2005.

•	Non-personnel expenses increased to ¥2,539.2 billion (up 1.2% year-on-year) mainly due to an increase in revenue-linked variable expenses, including cost of equipment sold, by 2.7% year-on-year, reflecting the migration of subscribers from mova services to FOMA services.

•	Depreciation and amortization expenses increased to ¥735.4 billion (up 2.0% year-on-year) due to an increase in capital expenditures to improve coverage areas of FOMA services and to meet increasing demand for FOMA services.

•	Impairment loss represents the impairment of assets related to PHS business.

<Breakdown of operating expenses>	Billions of yen
	(UNAUDITED) Year ended March 31, 2005	Year ended March 31, 2004	Increase (Decrease)
Personnel expenses	¥251.4	¥248.4	1.2%
Non-personnel expenses	2,539.2	2,508.8	1.2%
Depreciation and amortization	735.4	721.0	2.0%
Impairment loss	60.4	—	—
Loss on disposal of property, plant and equipment and intangible assets	65.5	43.9	49.1%
Communication network charges	372.4	387.7	(3.9%)
Taxes and public dues	36.1	35.4	1.9%

Total operating expenses	¥4,060.4	¥3,945.1	2.9%

(3)	Operating income decreased to ¥784.2 billion (down 28.9% year-on-year). Income before income taxes, which included a gain on sale of AT&T Wireless Services, Inc. (“AT&T Wireless”) shares (¥501.8 billion), net of interest income and interest expense, increased to ¥1,288.2 billion (up 17.0% year-on-year).

(4)	Net income was ¥747.6 billion (up 15.0% year-on-year).

2.	Segment Information

(1)	Mobile phone businesses

Operating revenues were ¥4,741.1 billion and operating income was ¥872.0 billion.

•	Cellular (FOMA) services

–	We lowered our tariffs, including the reduction in the monthly charges for “Packet Pack,” a discount service for per-packet rates, in May 2004, and the introduction of “pake-hodai” in June 2004. In addition, we strengthened our handset lineup by releasing the “FOMA F900iC” handset in August 2004, which is equipped with the “i-mode FeliCa” service capability, and the “FOMA Raku Raku PHONE” handset in September 2004. Furthermore, we started releasing the “FOMA 901i” series handsets, our top-end models, in December 2004 and the “FOMA 700i” series handsets, our standard models, in February 2005. As a result, the number of subscribers increased steadily, surpassing the 10 million mark in February 2005, and reaching 11.5 million as of March 31, 2005.

–	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA) services were ¥6,380, ¥3,270 and ¥9,650, respectively.

•	Cellular (mova) services

–	We released the “mova 506i” series handsets, the “mova 506iC” series handsets and the “mova 253i” series handsets. In addition, we released handsets with unique product concepts and distinctive features such as the “premini” series handsets featuring compact bodies, simple functions and unique design, and the “Music PORTER” handset, which is equipped with a music player and FM radio tuner. Despite continuous high demand for the newest mova series handsets, the number of cellular (mova) services subscribers as of March 31, 2005 decreased to 37.32 million due to the continuous migration of subscribers from mova services to FOMA services. Also, we ceased accepting new subscribers to the CITYPHONE services, which use 1.5GHz digital networks, on September 30, 2004, and the Pre-Call services, which are our prepaid services, on March 31, 2005.

–	Voice ARPU, i-mode ARPU and aggregate ARPU of cellular (mova) services were ¥5,160, ¥1,640 and ¥6,800, respectively.

–	In addition, in both FOMA and mova services, we expanded our “Family Discount” plan by increasing the discount rates applied to base monthly charges and dialing charges on calls among the subscribers in each “Family Discount” group in April 2004; making charges free for sending and receiving i-mode mail among the subscribers in each “Family Discount” group in October 2004; and enabling the unused allowances (free minutes and/or packets) which are included in the base monthly charges that have been carried over for two months under a billing arrangement called “Nikagetsu Kurikoshi” (two-month carry over) to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group starting February 2005. Also, we launched the “DoCoMo Premier Club,” which is an upgraded version of a former point loyalty program, in April 2004. In an attempt to integrate mobile phones into fashion, we launched the “Dot-MO” project and released the original-model of “FOMA P901i” handset and original custom jackets for the “FOMA P901i” handset. Also, we raised the discount rates applied to base monthly charges for the subscribers to our “Business Discount” service, a discount service for corporate subscribers, in July 2004. The aggregate number of cellular (FOMA+mova) services subscribers as of March 31, 2005 increased to 48.82 million.

–	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA+mova) services were ¥5,330, ¥1,870 and ¥7,200, respectively.

–	Churn rates for cellular (FOMA+mova) services for the three months ended March 31, 2005 and the year ended March 31, 2005 were 0.96% and 1.01%, decreases of 0.40 points and 0.20 points compared to the same periods of the prior fiscal year, respectively.

•	i-mode services

–	We launched the Mobile Wallet phone “i-mode FeliCa” service in July 2004. Sales of handsets equipped with the “i-mode FeilCa” service capability reached approximately 3 million by the end of March 2005. The number of shops accepting payments with the “i-mode FeliCa” service increased to approximately 20,000 as of April 1, 2005. Furthermore, we have been formulating countermeasures to fight against spam mail to let our i-mode subscribers enjoy mobile internet services more comfortably and without worry. The number of i-mode services subscribers increased to 44.02 million as of March 31, 2005.

–	In our global development, COSMOTE Mobile Telecommunications S.A., a Greek company, and Telstra Corporation Limited, an Australian company, recently started providing i-mode services. In addition, Cellcom Israel LTD., an Israeli company, O2 plc, a UK-based company, Mobile TeleSystems OJSC, a Russia-based company, and StarHub Ltd., a Singaporean company, with which we entered into i-mode license agreements, are preparing to launch i-mode services in 2005. As a result, i-mode services are rolled out or are expected to be rolled out in 21 countries and areas including Japan, and the aggregate number of cellular service subscribers of all carriers which participate in the i-mode service alliance exceeded 190 million as of March 31, 2005.

Note:

ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our Wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information regarding the average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

See page 46 for the details of the calculation methods.

<Number of subscribers by services>	Thousand subscribers		Increase (Decrease)
	March 31, 2005	March 31, 2004
Cellular (FOMA) services	11,501	3,045	277.7%
Cellular (mova) services (i)	37,324	43,283	(13.8%)
i-mode services (ii)	44,021	41,077	7.2%

    Notes:

(i)	Number of “DoPa” single service subscribers has been included in the number of cellular (mova) services subscribers beginning with the results for the six months ended September 30, 2004 in order to conform the definition of subscribers with other mobile operators in Japan. The number of “DoPa” single service subscribers as of March 31, 2005 and 2004 was 544 thousand and 401 thousand, respectively.

(ii)	Number of i-mode subscribers as of March 31, 2005 = Cellular (FOMA) i-mode subscribers (11,353 thousand) + Cellular (mova) i-mode subscribers (32,667 thousand)

Number of i-mode subscribers as of March 31, 2004 = Cellular (FOMA) i-mode subscribers (2,997 thousand) + Cellular (mova) i-mode subscribers (38,080 thousand)

<Operating results>	Billions of yen
	(UNAUDITED) Year ended March 31, 2005	Year ended March 31, 2004	Increase (Decrease)
Mobile phone business operating revenues	¥4,741.1	¥4,937.7	(4.0%)
Mobile phone business operating income	872.0	1,138.9	(23.4%)

(2)	PHS business

Operating revenues were ¥63.1 billion and operating loss was ¥85.9 billion.

•	We saw a net increase in the number of subscribers to a fixed fee service for data communications mainly as a result of sales promotion of “@FreeD,” a fixed fee service for data-communications subscribers. However, the aggregate number of PHS subscribers decreased due to a decrease in the number of voice services subscribers. Because we expect the number of subscribers using data-card-type PHS will also decrease in the future as a result of the progress in speed and functions of cellular services, we decided to cease accepting new subscribers for our PHS services on April 30, 2005, to concentrate our resources on FOMA services. Considering our outlook for our PHS business, we recognized an impairment loss on PHS assets of ¥60.4 billion for the year ended March 31, 2005.

•	PHS ARPU was ¥3,360.

Note:

See page 46 for the details of the ARPU calculation methods.

<Number of subscribers>	Thousand subscribers		Increase (Decrease)
	March 31, 2005	March 31, 2004
PHS services	1,314	1,592	(17.5%)

<Operating results>	Billions of yen
	(UNAUDITED) Year ended March 31, 2005	Year ended March 31, 2004	Increase (Decrease)
PHS business operating revenues	¥63.1	¥75.7	(16.7%)
PHS business operating loss	(85.9)	(35.5)	—

(3)	Quickcast business

Operating revenues were ¥4.6 billion and operating loss was ¥5.1 billion.

•	To streamline our operations, we ceased accepting new subscribers for Quickcast services at the end of June 2004.

*	We had been examining the option of terminating Quickcast services, monitoring the subscriber usage. In April 2005, we decided to terminate the services on March 31, 2007, considering the continuous decrease of the subscribers of Quickcast services.

<Number of subscribers>	Thousand subscribers		Increase (Decrease)
	March 31, 2005	March 31, 2004
Quickcast services	306	457	(33.1%)

<Operating results>	Billions of yen
	(UNAUDITED) Year ended March 31, 2005	Year ended March 31, 2004	Increase (Decrease)
Quickcast business operating revenues	¥4.6	¥6.0	(23.5%)
Quickcast business operating loss	(5.1)	(1.9)	—

(4)	Miscellaneous businesses

Operating revenues were ¥35.8 billion and operating income was ¥3.2 billion.

•	In addition to the existing international roaming-out service for voice calls, we launched the international roaming-out services for packet communications, video calling and short messaging service (SMS) in December 2004. We also released the “FOMA N900iG” handset, which is our first model compatible with these international roaming-out services. Furthermore, we enriched our international services such as starting an international SMS which allow FOMA subscribers to exchange short messages with subscribers of foreign carriers in February 2005. As of the end of March 2005, we expanded the service areas of international roaming-out services for voice calls and SMS to 122 countries and areas, and for packet communications to 32 countries and areas.

•	We improved usability of our public wireless LAN service, “Mzone.” Overseas, we launched an international roaming service in September 2004, and also a roaming service in aircraft on certain international flights in October 2004. In Japan, we added 165 Tokyo Metro subway stations (all the stations except 3 stations) to the service areas by December 2004.

<Operating results>	Billions of yen
	(UNAUDITED) Year ended March 31, 2005	Year ended March 31, 2004	Increase (Decrease)
Miscellaneous businesses operating revenues	¥35.8	¥28.7	24.8%
Miscellaneous businesses operating income	3.2	1.4	126.3%

3.	Capital Expenditures

Total capital expenditures* were ¥861.5 billion.

•	We expanded the coverage areas of FOMA services, reinforced FOMA networks to meet the increase in demand, constructed network architecture to meet an increase in traffic derived from the introduction of “pake-hodai,” and divided FOMA networks between voice networks and packet communication networks to reduce the packet-communication-related network cost. On the other hand, we made our capital expenditures more efficient and less costly by reducing the acquisition costs of equipment and improving the design and construction process.

<Breakdown of capital expenditures>	Billions of yen
	(UNAUDITED) Year ended March 31, 2005	Year ended March 31, 2004	Increase (Decrease)
Mobile phone businesses	¥696.6	¥601.1	15.9%
PHS business	4.8	12.3	(60.6%)
Quickcast business	0.0	0.0	—
Other (including buildings for telecommunications)	160.0	192.1	(16.7%)

Total capital expenditures	¥861.5	¥805.5	7.0%

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 47.

4.	Cash Flow Conditions

•	Net cash provided by operating activities was ¥1,181.6 billion (down 30.9% year-on-year). Net cash provided by operating activities decreased primarily because of a decrease in operating income; an increase in the payment of income taxes, which was ¥259.9 billion in the prior fiscal year, to ¥541.7 billion; and a decrease in collection of tax refunds receivable, which was ¥107.2 billion in the prior fiscal year.

•	Net cash used in investing activities was ¥578.3 billion (down 31.7% year-on-year). Despite an increase in payment for purchase of property, plant and equipment and intangible and other assets from ¥802.9 billion in the prior fiscal year to ¥911.1 billion, net cash used in investing activities decreased mainly due to a sale of AT&T Wireless shares that amounted to ¥699.5 billion, and a collection of shareholders loan to Hutchison 3G UK Holdings Limited based on the sale and purchase agreement with Hutchison Whampoa Limited that amounted to ¥39.8 billion. Changes in investments for cash management purpose, which were made to manage a part of our cash efficiently, increased net cash used in investing activities by ¥400.3 billion.

•	Net cash used in financing activities was ¥672.0 billion (down 4.8% year-on-year). Payments for stock buybacks and dividends increased whereas repayments of outstanding debt decreased. During the year ended March 31, 2005, we repurchased our own stock for ¥93.0 billion in the stock market and ¥332.2 billon through a tender offer.

•	Free cash flows were ¥603.3 billion (down 30.1% year-on-year). Free cash flows excluding changes in investments for cash management purpose* (¥400.3 billion) were ¥1,003.6 billion.

•	Equity ratio, debt ratio and interest coverage ratio improved compared to the prior fiscal year due to an increase in shareholders’ equity and a decrease in interest bearing liabilities. Market equity ratio* declined and debt payout period lengthened due to decreases in market value of total share capital and net cash provided by operating activities.

<Statements of cash flows>	Billions of yen
	(UNAUDITED) Year ended March 31, 2005	Year ended March 31, 2004	Increase (Decrease)
Net cash provided by operating activities	¥1,181.6	¥1,710.2	(30.9%)
Net cash used in investing activities	(578.3)	(847.3)	—
Net cash used in financing activities	(672.0)	(705.9)	—
Free cash flows	603.3	862.9	(30.1%)
Free cash flows excluding the changes in investments for cash management purpose*	1,003.6	862.9	16.3%

<Financial measures>	Year ended March 31, 2005	Year ended March 31, 2004	Increase (Decrease)
Equity ratio	63.7%	59.2%	4.5points
Market equity ratio*	142.8%	184.3%	(41.5points )
Debt ratio	19.5%	22.8%	(3.3points )
Debt payout period (years)	0.8	0.6	0.2
Interest coverage ratio	114.5	104.4	10.1

Notes:

•	Free cash flows = Net cash provided by (used in) operating activities + Net cash provided by (used in) investing activities

•	Changes in investments for cash management purpose = Changes by purchase, redemption and disposal of financial instruments with original maturities of longer than 3 months for cash management purpose.

•	Equity ratio = Shareholders’ equity / Total assets

•	Market equity ratio* = Market value of total share capital / Total assets

•	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

•	Debt payout period (years) = Interest bearing liabilities / Net cash provided by (used in) operating activities

•	Interest coverage ratio = Net cash provided by (used in) operating activities / Interest expense**

**	Interest expense is cash interested paid, which is disclosed in “Supplemental disclosures of cash flow information” for consolidated statements of cash flows on page 22.

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 47.

5.	Profit Distribution

•	The Company plans to pay the total dividend of ¥2,000 per share (including ¥1,000 interim dividend) for the year ended March 31, 2005.

«Prospects for the Fiscal Year Ending March 31, 2006»

Competition in the Japanese cellular phone market is expected to become increasingly harsh in the future, as carriers enrich their handset portfolio, offer a wider range of value-added services and introduce reduced rate plans to respond to diversifying user needs as the cellular penetration rate rises in the run-up to the introduction of mobile number portability scheduled for the fiscal year ending March 31, 2007.

Under these market conditions, as the average revenue per unit (ARPU) of our cellular subscribers continues to fall due to the impact from various discounts implemented during the last fiscal year to strengthen our competitiveness and propel future growth, we are expecting a decline in our operating revenues for the fiscal year ending March 31, 2006. Operating income, however, is projected to post gains, despite a projected increase in revenue-linked expenses resulting from the migration of existing mova subscribers to FOMA services, as a result of our efforts to streamline underperforming businesses and improve the efficiency of our operational processes.

	Billions of yen
	Year ending March 31, 2006	Year ended March 31, 2005 (Actual results)	Increase (Decrease)
Operating revenues	¥4,805.0	¥4,844.6	(0.8%)
Operating income	810.0	784.2	3.3%
Income before income taxes	812.0	1,288.2	(37.0%)
Net income	497.0	747.6	(33.5%)

Capital expenditures *	848.0	861.5	(1.6%)
Free cash flows excluding changes in investments for cash management purpose *	590.0	1,003.6	(41.2%)
EBITDA *	1,580.0	1,625.7	(2.8%)
EBITDA margin *	32.9%	33.6%	(0.7points )
ROCE *	16.3%	16.2%	0.1points
ROCE after tax effect *	9.6%	9.6%	—

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Page 47.

The financial forecasts for the year ending March 31, 2006, were based on the forecasts of the following operation data.

	March 31, 2006	March 31, 2005 (Actual results)	Increase (Decrease)
Number of cellular (FOMA) services subscribers (Thousands)	24,100	11,501	109.6%
Number of cellular (mova) services subscribers (Thousands) (i)	26,600	37,324	(28.7%)
Number of i-mode subscribers (Thousands) (ii)	46,200	44,021	5.0%
Number of PHS subscribers (Thousands)	800	1,314	(39.1%)
Aggregate ARPU* (cellular (FOMA+mova) services) (iii)	¥6,770	¥7,200	(6.0%)
Voice ARPU	4,990	5,330	(6.4%)
Packet ARPU	1,780	1,870	(4.8%)

Notes:

(i)	Number of DoPa Single Service subscribers has been included in the number of mova subscribers starting with the results for the first six months of the fiscal year ended March 31, 2005. (Number of DoPa Single Service subscribers as of March 31, 2006: 730 thousand (forecast)) (Number of DoPa Single Service subscribers as of March 31, 2005: 544 thousand (Actual))

(ii)	Number of i-mode subscribers includes numbers of cellular ( FOMA) and cellular (mova) i-mode subscribers.

(iii)	International service-related revenues, which had not been included in previous reports, have been included the ARPU data calculation starting with the forecasts for the fiscal year ending March 31, 2006, in view of their growing contribution to total revenues.

ARPU generated from International services for the fiscal year ending March 31, 2006: ¥40

*	See page 46 for the details of ARPU calculation methods.

•	DoCoMo expects to pay a total annual dividend of ¥4,000 per share for the year ending March 31, 2006, consisting of an interim dividend of ¥2,000 per share and a year-end dividend of ¥2,000 per share.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, EBITDA margin, capital expenditures, free cash flows, ROCE and ROCE after tax effect, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the page 47.

Consolidated Financial Statements	May 10, 2005
For the Fiscal Year Ended March 31, 2005	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office: (URL http://www.nttdocomo.co.jp/)	Tokyo, Japan
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Masahiko Yamada, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Date of the meeting of the Board of Directors for approval of the consolidated financial statements:	May 10, 2005
Name of Parent Company:	Nippon Telegraph and Telephone Corporation (Code No. 9432)
Percentage of ownership interest in NTT DoCoMo, Inc. held by parent company:	63.0%
Adoption of US GAAP:	Yes

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2005 (April 1, 2004 - March 31, 2005)

(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.	(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes
Year ended March 31, 2005	4,844,610	(4.0%)	784,166	(28.9%)	1,288,221	17.0%
Year ended March 31, 2004	5,048,065	5.0%	1,102,918	4.4%	1,101,123	5.6%

	Net Income		Basic Earnings per Share		Diluted Earnings per Share		ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income before Income Taxes to Total Assets)	Income before Income Taxes Margin (Ratio of Income before Income Taxes to Operating Revenues)
Year ended March 31, 2005	747,564	15.0%	15,771.01(yen	)	15,771.01(yen	)	19.6%	20.8%	26.6%
Year ended March 31, 2004	650,007	205.9%	13,099.01(yen	)	13,099.01(yen	)	18.1%	17.9%	21.8%

Notes:	1.	Equity in net losses of affiliated companies:	For the fiscal year ended March 31, 2005:	(12,886) million yen
			For the fiscal year ended March 31, 2004:	(21,960) million yen
	2.	Change in accounting policy:	No
	3.	The weighted average number of shares outstanding:	For the fiscal year ended March 31, 2005:	47,401,154 shares
			For the fiscal year ended March 31, 2004:	49,622,595 shares
	4.	Percentages for operating revenues, operating income, income before income taxes and net income in the above tables represent year-on-year changes.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2005	6,136,521	3,907,932	63.7%	84,455.27(yen	)
March 31, 2004	6,262,266	3,704,695	59.2%	76,234.00(yen	)

Note:	The number of shares outstanding as of March 31, 2005, and 2004, were 46,272,208 shares and 48,596,364 shares, respectively.

(3) Consolidated Cash Flows	(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Fiscal Year End
Year ended March 31, 2005	1,181,585	(578,329)	(672,039)	769,952
Year ended March 31, 2004	1,710,243	(847,309)	(705,856)	838,030

(4)	Number of consolidated companies and companies accounted for using the equity method
	The number of consolidated subsidiaries:		88
	The number of unconsolidated subsidiaries accounted for using the equity method:		6
	The number of affiliated companies accounted for using the equity method:		9
(5)	Change of reporting entities
	The number of consolidated companies added:	53	The number of consolidated companies removed:	1
	The number of companies on equity method added:	3	The number of companies on equity method removed:	32

Note: Twenty-seven companies which were accounted for using the equity method in previous fiscal year are consolidated from this fiscal year.

2. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

(Millions of yen)

	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2006	4,805,000	812,000	497,000

(Reference)	Expected Earnings per Share: 10,740.79 yen
Note:	With regard to the above forecasts, please refer to page 10.

* Consolidated financial statements are unaudited.

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

•	Competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses.

•	The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.

•	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations.

•	The introduction of number portability in Japan may increase our expenses, and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers.

•	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

•	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

•	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	Our PHS business, which is expected to operate at a loss until the service is terminated, may incur greater losses than we project.

•	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

•	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

•	Inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image.

•	Earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks and other problems could cause systems failures in our networks, handsets or other networks required for the provision of service, disrupting our ability to offer services to our subscribers.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

“FOMA”, “mova”, “i-mode”, “pake-hodai”, “Quickcast”, “premini”, “Music PORTER”, “CITYPHONE”, “Pre-Call”, “Premier Club”, “DoPa”, “@FreeD”, “Mzone”, and the”Dot-MO” logo are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan. Other products or company names shown in this Earnings Release are trademarks or registered trademarks.

<< Condition of the Corporate Group >>

NTT DoCoMo, Inc. primarily engages in mobile telecommunications services as a member of the NTT group, with Nippon Telegraph and Telephone Corporation (“NTT”) as the holding company.

The Company, its 94 subsidiaries and nine affiliates constitute the NTT DoCoMo group (“DoCoMo group”), the largest mobile telecommunications services provider in Japan.

The business segments of the DoCoMo group and the corporate position of each group company are as follows.

[Business Segment Information]

Business	Main service lines
Mobile phone businesses	Cellular (FOMA) services, cellular (mova) services, packet communications services, satellite mobile communications services, and sales of handsets and equipment for each service

PHS business	PHS services and sales of PHS handsets and equipment

Quickcast business	Radio paging (Quickcast) services and sales of Quickcast equipment

Miscellaneous businesses	International dialing services, wireless LAN services and other miscellaneous businesses

Notes

(i)	Acceptance of new subscribers to radio paging (Quickcast) service was terminated on June 30, 2004. Radio paging (Quickcast) service is planned to be terminated on March 31, 2007.

(ii)	Acceptance of new subscribers to PHS service was terminated on April 30, 2005.

[Position of Each Group Company]

(1)	The Company engages in Mobile phone, PHS, Quickcast and other businesses in the Kanto-Koshinetsu region of Japan. The Company also provides nationwide services such as satellite mobile communications services and international dialing services. The Company is solely responsible for the R&D activities of the DoCoMo group regarding the mobile telecommunications business, the development of services and the development of information processing systems. The Company provides the results of such research and development to its eight regional subsidiaries, each of which operates in one of eight regions in Japan (“DoCoMo Regional Subsidiaries”).

(2)	Each of the DoCoMo Regional Subsidiaries engages in Mobile phone (excluding satellite mobile communications services), PHS and Quickcast businesses in their respective regions.

(3)	Twenty-eight other subsidiaries of the Company, each of which is entrusted with certain services by the Company and/or DoCoMo Regional Subsidiaries, operate independently to maximize their expertise and operate efficiently. They are entrusted with part of the services provided by, or give assistance to, the Company and DoCoMo Regional Subsidiaries.

(4)	There are 58 other subsidiaries and nine affiliates, including, among others, some overseas units established for the purpose of global expansion of the third-generation mobile communications system based on W-CDMA, and joint ventures, set up to launch new business operations.

The following chart summarizes the above.

Customers
Provide wireless telecommunications services
(Parent)
NTT
Basic R&D/ Group management
Provide wireless telecommunications services
Company
(NTT DoCoMo, Inc.)
Mobile Phone Businesses
PHS Business
Quickcast Business
Miscellaneous Businesses
Rental of communications equipment / R&D
(DoCoMo Regional Subsidiaries: 8)
NTT DoCoMo Hokkaido, Inc.
NTT DoCoMo Tohoku, Inc.
NTT DoCoMo Tokai, Inc.
NTT DoCoMo Hokuriku, Inc.
NTT DoCoMo Kansai, Inc.
NTT DoCoMo Chugoku, Inc.
NTT DoCoMo Shikoku, Inc.
NTT DoCoMo Kyushu, Inc.
Mobile Phone Businesses
PHS Business
Quickcast Business
Miscellaneous Businesses
Business entrustment
(Subsidiaries: 7)
DoCoMo Services Inc.
DoCoMo Engineering Inc.
DoCoMo Mobile Inc.
DoCoMo Support Inc.
DoCoMo Sentsu, Inc.
DoCoMo Systems, Inc.
DoCoMo Technology, Inc.
Business entrustment
(Indirect Subsidiaries:21)
DoCoMo Services Hokkaido Inc.
DoCoMo Services Tohoku Inc.
DoCoMo Services Tokai Inc.
DoCoMo Services Hokuriku Inc.
DoCoMo Services Kansai Inc.
DoCoMo Services Chugoku, Inc.
DoCoMo Services Shikoku Inc.
DoCoMo Services Kyushu Inc.
DoCoMo Engineering Hokkaido Inc.
DoCoMo Engineering Tohoku Inc.
DoCoMo Engineering Tokai Inc.
DoCoMo Engineering Hokuriku Inc.
DoCoMo Engineering Kansai, Inc.
DoCoMo Engineering Chugoku, Inc.
DoCoMo Engineering Shikoku Inc.
DoCoMo Engineering Kyushu Inc.
DoCoMo Mobile Hokkaido Inc.
DoCoMo Mobilemedia Kansai, Inc.
DoCoMo i Kyushu Inc.
DoCoMo Mobile Tokai, Inc.
DoCoMo Mobile Chugoku, Inc.
Global deployment, new businesses
(Other Subsidiaries: 58)
(Affiliates: 9)
Overseas
DCM Investment Inc.
DoCoMo Communications Laboratories Europe GmbH
DoCoMo Communications Laboratories USA, Inc.
DoCoMo Europe (France) S.A.S.
DoCoMo Europe Limited
DoCoMo i-mode Europe B.V.
inter-touch (BVI) Limited
NTT DoCoMo USA, Inc.
DoCoMo Communications Laboratories Beijing Co., Ltd.
and 35 other companies
Digital Media Group Company Limited
Gobi Fund, Inc.
Hutchison 3G HK Holdings Limited
Hutchison Telephone Company Limited
Mobile Innovation Company Limited
Domestic
allucher.inc
e Engineering, Inc.
e Engineering Tokai, Inc
e Engineering Kansai, Inc.
e Engineering Kyushu Inc.
Double Square Inc.
D2 Communications Inc.
DoCoMo Tametan, Inc.
DoCoMo.com, Inc.
DoCoMo Machine Com, Inc.
Business Expert Inc.
Business Expert Tokai, Inc
Business Expert Kansai, Inc .
Business Expert Kyushu, Inc
Nippon Telecommunications Network, Co. Ltd.
FeliCa Networks, Inc.
Mobile Internet Capital, Inc.
and another company

As of March 31, 2005

<< Management Policies >>

1.	Basic Management Policies

Under the corporate philosophy of “creating a new world of communications culture,” DoCoMo aims to contribute to the realization of a rich and vigorous society by reinforcing its core business with a focus on popularizing FOMA services, and promoting mobile multimedia services by offering services that are useful for customers’ daily lives and businesses. It also seeks to maximize its corporate value in order to be greatly trusted and highly valued by its shareholders and customers.

2.	Medium- and Long-Term Management Strategies

The competition amongst carriers in the Japanese cellular phone market is expected to intensify even further in the future due to increases in the market penetration rate, diversification of customer needs and the scheduled introduction of mobile number portability in Japan during the fiscal year ending March 31, 2007.

Against this backdrop, DoCoMo will seek to reinforce its core businesses by taking comprehensive measures to improve its offerings in the areas of handsets, services, rate plans, network coverage and quality as well as after-sales support, in an effort to react swiftly and adequately to the diverse needs of customers from a “customer-centric” perspective. At the same time, we will review under-performing businesses, and continue our endeavors to boost our operational efficiency through the reduction of handset procurement and network costs and a more efficient allocation of distributor commissions, in order to strengthen our competitive position.

To create new channels for revenue generation, we will actively work to expand our business domains based on the three principal growth strategies of “multimedia,” “ubiquity” and “globalization.”

(1) Multimedia

To further increase the use of i-mode and FOMA services, which enable the transmission of large amounts of data at high speeds, we plan to add more handsets tailored to user’s needs in our product lineup, and will strive to develop and provide a wide array of sophisticated non-voice services, including visual communications and video/text delivery services. We also embarked on the development of High-Speed Downlink Packet Access (HSDPA) system—a technology that further enhances the packet transmission speeds supported by the FOMA network.

(2) Ubiquity

In addition to our conventional effort to expand usages by promoting services, such as remote control over intelligent home appliances and information distribution for automobiles (Telematics), we intend to promote the “linkage with brick-and-mortar services,” together with other related companies, combining our mobile services with various types of commercial transactions through an active use of external interface capabilities embedded in cellular handsets including contactless IC chips, bar codes and infrared data transmission.

(3) Globalization

As the arena of competition in mobile communications business expands to a global scale, DoCoMo intends to enhance user’s convenience and increase its revenue opportunities by further enlarging the “i-mode” alliance and offering W-CDMA-based global handsets. Also, in view of global competition, we will widely look into opportunities for revenue growth, including the possibility of making investments in or forming alliances with not only telecommunications carriers, but also enterprises owning promising technologies as well as companies engaged in mobile communications-related peripheral businesses, while taking into consideration the overall synergies projected from such alliances.

Furthermore, in pursuit of transforming our cellular handsets into a multifunctional tool for everyday life and business, we intend to evolve our cellular services by equipping the handsets with electronic money, credit card payment, transportation tickets and other features, and thereby aim to create new revenue sources that are independent from the traditional framework of volume-based communication charges.

To keep abreast with and react dynamically to the intensified competition and changes in the market, we plan to advance our cellular services on a continual basis and aggressively expand our business domains to create new value, and seek to enhance our enterprise value as a consequence.

3.	Basic Policies for Profit Distribution

Believing that providing adequate returns to shareholders is one of the most important issues in corporate management, the Company plans to pay dividends by taking into account its consolidated results and operating environment, based on the principle of stable dividend payments. The Company will also continue to take a flexible approach regarding share repurchases in order to plow back profits to shareholders. The Company intends to keep the shares repurchased as treasury shares and limit the amount of such treasury shares to approximately 5% of its total issued shares. Any treasury shares kept in excess of this limit will in principle be retired. For the fiscal year ended March 31, 2005, based on an authorization by a resolution adopted at the Ordinary General Meetings of Shareholders, the Company repurchased 2,324,153 shares of its own common stock at an aggregate price of ¥425.2 billion, and retired 1,480,000 shares (2.9% of total issued shares prior to retirement) on March 31, 2005.

In addition, the Company will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. The Company will endeavor to boost its corporate value by introducing new technologies, offering new services and expanding its global businesses through alliances with new partners.

4.	Basic Policies Regarding Corporate Governance, Measures and Implementation

Recognizing the importance of having an effective corporate governance structure to consistently boost its enterprise value, DoCoMo has been working to reinforce its governance system based on the “Principles of Corporate Governance for Listed Companies” compiled by the Tokyo Stock Exchange, Inc., as one of its important managerial challenges.

As an entity engaged in a business offering public telecommunications services to a wide range of customers, in order to ensure business management based on the customers’ perspective, the Company believes that it is essential to involve the members of the board of directors in the decision-making process pertaining to important matters, and execute business through collaboration and mutual scrutiny among the officers in charge. To ensure sound and proper business execution under such a system, the Company also adopted an auditor system believing that it is desirable to have a mechanism that enables mutual supervision amongst board members assigned the responsibility for business execution, and management supervision by corporate auditors (including external auditors).

In addition, subject to approval at the Ordinary General Meeting of Shareholders in June 2005, the Company plans to halve the size of its board of directors, and introduce a corporate officer system with an aim to clarify the Board’s supervision function and further reinforce the Company’s business execution capability. In putting a corporate officer system in place, the Company plans to appoint corporate officers dedicated to business execution without board representation, while having a considerable number of board members serve concurrently as corporate officers, in an arrangement to ensure that mutual supervision among board members will continue to function effectively.

The Company is currently making timely decisions after active discussions at board of directors meetings, which are held as necessary to respond to the rapid changes in the market. One member of the board of directors is an external director (an employee of our parent company, NTT). In June 2003, the Company expanded the size of its board of corporate auditors from four to five members, of which external auditors (three members) account for the majority. One of the three external auditor posts is assigned to a university professor who does not have any employment history with DoCoMo or other NTT Group companies.

The Company also seeks to further reinforce its audit structure by increasing the number of accounting experts working under the corporate auditors and cooperating with auditors of its subsidiaries. Audits are performed efficiently through collaboration between our internal audit personnel and our registered public accountants. To provide the Company with an internal audit function, we established an Internal Audit Office, which investigates and evaluates from a position independent from business execution whether each division, branch or others, has executed business in compliance with the management policies/plans defined by the Company and/or relevant laws, rules and regulations, as well as the effectiveness and efficiency of their execution, in order to achieve improvements where necessary. Masanori Sato, Hideki Amano and Takuji Kanai of KPMG AZSA & Co., who are certified public accountants in Japan, engage in the audit of the Company’s financial statements. Takuji Kanai has engaged in the audit of the Company for nine years. In addition to the above, ten other certified public accountants in Japan, eight junior certified public accountants and six others assist in the audit of our financial statements.

The Company set up an “Advisory Board” in February 1999, to obtain opinions and proposals of experts from diverse fields concerning managerial challenges facing the Company. The “Advisory Board,” which entered its fourth term in April 2005, basically meets every month. The Company also established a “US Advisory Board” in December 2000, to receive advice from a more global perspective. The “US Advisory Board” commenced its third term in December 2004, and holds meetings twice a year. The views and proposals from the advisors have been reflected in the management of the Company.

The Company’s business execution and management supervision mechanisms are summarized in the figure below:

To ensure lawful and appropriate business operations, the Company introduced an internal control system to ensure compliance with relevant laws, regulations and codes of conduct, and clarified the rules pertaining to the compliance structure, report and consultation system, handling of emergencies and training of employees to improve its effectiveness. Furthermore, the Company defined and published “NTT DoCoMo Group Code of Ethics” to present unified guidelines concerning the ethical standard to be observed by all employees, in an endeavor to boost the awareness of the management and employees of their ethical obligations.

In conjunction with the full-fledged implementation of a law protecting personal information in April 2005, the Company established an Information Security Department in September 2004 designed to plan our company’s information security policy and to manage and lead our activities pertaining to information security issues. The Company will also establish controls and procedures concerning disclosure of corporate information in accordance with domestic and overseas laws and regulations, and will disclose information in a timely, appropriate and proactive way to shareholders and investors to improve transparency.

5.	Relationship with the Parent Company

(1)	The Company operates independently within the NTT Group, mainly in the field of mobile telecommunications. NTT, which currently owns 63.0% of the outstanding shares of the Company, can influence the managerial decisions of the Company by exercising its directorship rights as majority shareholder.

(2)	The Company and NTT concluded a contract on July 1, 1999, for basic research and development conducted by NTT. Under the agreement, NTT offers services and benefits to the Company concerning basic research and development, and the Company pays compensation to NTT for such services and benefits.

The Company and NTT also entered into a contract on April 1, 2002, regarding group management and operations run by NTT. Under the agreement, NTT provides services and benefits regarding group management and operations to the Company, and the Company pays compensation to NTT for such services and benefits.

(3)	See page 25 for the Company’s transactions with NTT Group companies.

(As of March 31, 2005)

Parent company	Ownership of voting rights	Securities exchange, where shares are listed
Nippon Telegraph and Telephone Corporation	63.0%

Tokyo Stock Exchange, Inc. (First Section)

Osaka Stock Exchange, Co. Ltd. (First Section)

Nagoya Stock Exchange, Inc. (First Section)

Fukuoka Stock Exchange

Sapporo Stock Exchange

New York Stock Exchange

London Stock Exchange

6.	Target Management Indicators

Now that the Japanese mobile telecommunications market has entered a period of stable growth, DoCoMo regards EBITDA margin* as an important management indicator, given the company’s emphasis on profit, to further enhance its management effectiveness. DoCoMo also considers ROCE* an important management indicator to promote efficiency in its invested capital (shareholders’ equity + interest bearing liabilities). DoCoMo will attempt to maximize its corporate value by doing its utmost to achieve an EBITDA margin* of at least 35% and an ROCE* of at least 20%.

Notes:

•	EBITDA margin* = EBITDA* / Operating revenues

•	EBITDA* = Operating income + Depreciation and amortization + Losses on sale or disposal of property, plant and equipment + Impairment loss

•	ROCE* = Operating income / (Shareholders’ equity + Interest bearing liabilities)

Shareholders’ equity and interest bearing liabilities are the average of the amounts as of March 31, 2004 and March 31, 2005

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 47. See page 47 for the definition of ROCE.

7.	Others

[Corporate Social Responsibility: CSR]

Keenly aware of our social responsibility as a corporate citizen, DoCoMo Group established a system to promote CSR activities to contribute to realizing a safe and secure society and achieve sustainable growth while gaining the confidence and trust from the community. Now that mobile communications have become a lifeline service indispensable for the society, we have consistently implemented various measures to ensure stable and highly reliable services; these measures include the adoption of earthquake-resistant structures in our buildings accommodating telecommunications facilities, the use of double routes and loops in the transport network, and securing redundancy or decentralization of our communications facilities. In the event of natural disasters, we operate the “i-mode Disaster Message Board Service,” which so far has posted messages from approximately 150,000 users. Following the recent large-scale earthquake in Niigata, we dispatched mobile base station and power supply vehicles, to recover the service as quickly as possible.

As part of our measures to tackle social problems resulting from the use of cellular phones, we have continuously worked to prevent unsolicited bulk emails in order to provide a safe and comfortable environment for accessing the Internet from cellular handsets. Also, with a goal to prevent fraudulent and other improper use, we stopped accepting new applications for “Pre-Call” prepaid mobile phones, and took measures to prevent counterfeit telephone numbers from being displayed on the screen of the called party.

In our environmental initiatives, we have been taking actions to alleviate the burdens on the earth, including “green equipment procurement”—a practice to purchase equipment taking into account the impact on the environment, collecting and recycling used mobile phone handsets and accessories to build a recycling society, and saving on paper resources by offering an “e-billing service” which provides customers’ bill over the Internet or by e-mail message. In addition, we completed the installation of our 17th “DoCoMo Eco Tower” base station, which runs on completely autonomous power supply, expanded our “DoCoMo Woods” forestation campaign to 25 locations in Japan, and started providing assistance to the reforestation activities in Northern Sumatra, Indonesia in April 2004.

As part of our social contribution programs, DoCoMo provides assistance to childhood education and welfare programs and encourages employees to actively take part in community works as volunteers to help build a more affluent society. We also established a non-profit “Mobile Communications Fund” to contribute to the development of the Japanese mobile communications industry and fostering young researchers, and granted assistance to citizens groups engaged in activities aimed at the protection of children. Furthermore, the Company inaugurated “Mobile Society Research Institute” in April 2004, with an aim to contribute to the society and customers by carrying out in-depth analyses on both the bright and dark sides of cellular phone services. The institute convened a symposium in March 2005, to publicize and make available its research results to the society. We also provided donations and commodities following the earthquakes in Niigata and Sumatra, Indonesia, to help the restoration of the disaster-stricken areas.

<< Consolidated Financial Statements >>

1.	Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) March 31, 2005		March 31, 2004		Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥769,952		¥838,030		¥(68,078)
Short-term investments	250,017		—		250,017
Accounts receivable, net	612,397		616,131		(3,734)
Inventories	156,426		127,269		29,157
Deferred tax assets	145,395		92,662		52,733
Tax refunds receivable	92,869		—		92,869
Prepaid expenses and other current assets	114,638		111,225		3,413

Total current assets	2,141,694	34.9%	1,785,317	28.5%	356,377

Property, plant and equipment:
Wireless telecommunications equipment	4,392,477		4,109,818		282,659
Buildings and structures	696,002		619,501		76,501
Tools, furniture and fixtures	589,302		580,099		9,203
Land	196,062		188,717		7,345
Construction in progress	103,648		169,562		(65,914)
Accumulated depreciation	(3,295,062)		(2,965,192)		(329,870)

Total property, plant and equipment, net	2,682,429	43.7%	2,702,505	43.2%	(20,076)

Non-current investments and other assets:
Investments in affiliates	48,040		324,155		(276,115)
Marketable securities and other investments	243,062		62,191		180,871
Intangible assets, net	535,795		506,777		29,018
Goodwill	140,097		133,354		6,743
Other assets	164,323		195,406		(31,083)
Deferred tax assets	181,081		552,561		(371,480)

Total non-current investments and other assets	1,312,398	21.4%	1,774,444	28.3%	(462,046)

Total assets	¥6,136,521	100.0%	¥6,262,266	100.0%	¥(125,745)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥150,304		¥136,642		¥13,662
Accounts payable, trade	706,088		666,838		39,250
Accrued payroll	41,851		43,142		(1,291)
Accrued interest	1,510		1,975		(465)
Accrued taxes on income	57,443		318,011		(260,568)
Other current liabilities	136,901		125,030		11,871

Total current liabilities	1,094,097	17.8%	1,291,638	20.6%	(197,541)

Long-term liabilities:
Long-term debt	798,219		954,954		(156,735)
Employee benefits	138,674		133,954		4,720
Other long-term liabilities	197,478		176,964		20,514

Total long-term liabilities	1,134,371	18.5%	1,265,872	20.2%	(131,501)

Total liabilities	2,228,468	36.3%	2,557,510	40.8%	(329,042)

Minority interests in consolidated subsidiaries	121	0.0%	61	0.0%	60

Shareholders’ equity:
Common stock	949,680		949,680		—
Additional paid-in capital	1,311,013		1,311,013		—
Retained earnings	2,100,407		1,759,548		340,859
Accumulated other comprehensive income	57,609		81,355		(23,746)
Treasury stock, at cost	(510,777)		(396,901)		(113,876)

Total shareholders’ equity	3,907,932	63.7%	3,704,695	59.2%	203,237

Total liabilities and shareholders’ equity	¥6,136,521	100.0%	¥6,262,266	100.0%	¥(125,745)

2.	Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	(UNAUDITED) Year ended March 31, 2005		Year ended March 31, 2004		Increase (Decrease)
Operating revenues:
Wireless services	¥4,296,537		¥4,487,912		¥(191,375)
Equipment sales	548,073		560,153		(12,080)
Total operating revenues	4,844,610	100.0%	5,048,065	100.0%	(203,455)

Operating expenses:
Cost of services (exclusive of items shown separately below)	740,423		712,571		27,852
Cost of equipment sold (exclusive of items shown separately below)	1,122,443		1,094,332		28,111
Depreciation and amortization	735,423		720,997		14,426
Impairment loss	60,399		—		60,399
Selling, general, and administrative	1,401,756		1,417,247		(15,491)
Total operating expenses	4,060,444	83.8%	3,945,147	78.2%	115,297

Operating income	784,166	16.2%	1,102,918	21.8%	(318,752)

Other (income) expense:
Interest expense	9,858		13,216		(3,358)
Interest income	(1,957)		(1,917)		(40)
Gain on sale of affiliate shares	(501,781)		—		(501,781)
Other, net	(10,175)		(9,504)		(671)
Total other (income) expense	(504,055)	(10.4%)	1,795	0.0%	(505,850)

Income before income taxes	1,288,221	26.6%	1,101,123	21.8%	187,098

Income taxes:
Current	192,124		446,182		(254,058)
Deferred	335,587		(17,066)		352,653
Total income taxes	527,711	10.9%	429,116	8.5%	98,595
Equity in net losses of affiliates	(12,886)	(0.3%)	(21,960)	(0.4%)	9,074
Minority interests in earnings of consolidated subsidiaries	(60)	(0.0%)	(40)	(0.0%)	(20)

Net Income	¥747,564	15.4%	¥650,007	12.9%	¥97,557

Other comprehensive income (loss):
Unrealized gains on available-for-sale securities	9,220		12,238		(3,018)
Revaluation of financial instruments	(367)		(13)		(354)
Foreign currency translation adjustment	(32,670)		(9,862)		(22,808)
Minimum pension liability adjustment	71		16,055		(15,984)

Comprehensive income:	¥723,818	14.9%	¥668,425	13.2%	¥55,393

PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	47,401,154		49,622,595		(2,221,441)

Basic and diluted earnings per share (Yen)	¥15,771.01		¥13,099.01		¥2,672.00

3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
	(UNAUDITED) Year ended March 31, 2005	Year ended March 31, 2004	Increase (Decrease)
Common stock:
At beginning of year	¥949,680	¥949,680	¥—

At end of year	949,680	949,680	—

Additional paid-in capital:
At beginning of year	1,311,013	1,306,128	4,885
Share exchanges	—	(14)	14
Increase in additional paid-in capital of an affiliate	—	4,899	(4,899)

At end of year	1,311,013	1,311,013	—

Retained earnings:
At beginning of year	1,759,548	1,159,354	600,194
Cash dividends	(95,334)	(49,813)	(45,521)
Retirement of treasury stock	(311,371)	—	(311,371)
Net income	747,564	650,007	97,557

At end of year	2,100,407	1,759,548	340,859

Accumulated other comprehensive income:
At beginning of year	81,355	62,937	18,418
Unrealized holding gains on available-for-sale securities	9,220	12,238	(3,018)
Revaluation of financial instruments	(367)	(13)	(354)
Foreign currency translation adjustment	(32,670)	(9,862)	(22,808)
Minimum pension liability adjustment	71	16,055	(15,984)

At end of year	57,609	81,355	(23,746)

Treasury stock, at cost:
At beginning of year	(396,901)	(2,585)	(394,316)
Purchase of treasury stock	(425,247)	(394,903)	(30,344)
Retirement of treasury stock	311,371	—	311,371
Share exchanges	—	587	(587)

At end of year	(510,777)	(396,901)	(113,876)

Total shareholders’ equity	¥3,907,932	¥3,704,695	¥203,237

4.	Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED) Year ended March 31, 2005	Year ended March 31, 2004
I Cash flows from operating activities:
1. Net income	¥747,564	¥650,007
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization	735,423	720,997
(2) Impairment loss	60,399	—
(3) Deferred taxes	334,095	(12,539)
(4) Loss on sale or disposal of property, plant and equipment	45,673	35,005
(5) Gain on sale of affiliate shares	(501,781)	—
(6) Equity in net losses of affiliates	14,378	17,433
(7) Minority interests in earnings of consolidated subsidiaries	60	40
(8) Changes in current assets and liabilities:
Decrease (increase) in accounts receivable, trade	8,731	(90)
(Decrease) increase in allowance for doubtful accounts	(4,641)	1,458
Increase in inventories	(29,157)	(59,954)
(Increase) decrease in tax refunds receivable	(92,869)	106,308
Increase in accounts payable, trade	89,464	19,577
(Decrease) increase in accrued taxes on income	(260,585)	186,166
Increase in other current liabilities	12,531	28,866
Increase (decrease) in liability for employee benefits	4,720	(15,746)
Other, net	17,580	32,715

Net cash provided by operating activities	1,181,585	1,710,243

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(668,413)	(625,284)
2. Purchases of intangible and other assets	(242,668)	(177,645)
3. Purchases of non-current investments	(176,017)	(12,787)
4. Proceeds from sale of non-current investments	725,905	2,261
5. Purchase of short-term investments	(361,297)	—
6. Redemption of short-term investments	111,521	—
7. Loan advances	(580)	(38,307)
8. Collection of loan advances	40,015	55
9. Other, net	(6,795)	4,398

Net cash used in investing activities	(578,329)	(847,309)

III Cash flows from financing activities:
1. Repayment of long-term debt	(146,709)	(245,411)
2. Principal payments under capital lease obligations	(4,748)	(5,716)
3. Payments to acquire treasury stock	(425,247)	(394,903)
4. Dividends paid	(95,334)	(49,813)
5. Proceeds from short-term borrowings	87,500	155,300
6. Repayment of short-term borrowings	(87,500)	(165,300)
7. Other, net	(1)	(13)

Net cash used in financing activities	(672,039)	(705,856)

IV Effect of exchange rate changes on cash and cash equivalents	705	1

V Net (decrease) increase in cash and cash equivalents	(68,078)	157,079
VI Cash and cash equivalents at beginning of year	838,030	680,951

VII Cash and cash equivalents at end of year	¥769,952	¥838,030

Supplemental disclosures of cash flow information:
Cash received during the year for:
Tax refunds	¥7	¥107,200
Cash paid during the year for:
Interest	10,323	16,384
Income taxes	541,684	259,883
Non-cash investing and financing activities:
Acquisition of shares from sale of an investment	16,711	—
Assets acquired through capital lease obligations	4,411	4,469
Retirement of treasury stock	311,371	—

Notes to Unaudited Consolidated Financial Statements

The accompanying unaudited consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

1.	Summary of significant accounting and reporting policies:

(1) Adoption of a new accounting standard

Accounting	for Certain Financial Instruments with Characteristics of both Liabilities and Equity

Effective April 1, 2004, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The adoption of SFAS No. 150 did not have any impact on DoCoMo’s results of operations and financial position.

(2)	Significant accounting policies

Use of estimates —

The preparation of DoCoMo’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Inventories —

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method.

Property, plant and equipment —

Property, plant and equipment is stated at cost and includes capitalized interest expense incurred during construction periods. It is depreciated over the estimated useful lives of respective assets using the declining-balance method with the exception of buildings that are depreciated using the straight-line method.

Investments in affiliates —

The equity method of accounting is applied for investments in affiliates where DoCoMo owns an aggregate interest of 20% to 50% and/or is able to exercise significant influence over the affiliate.

DoCoMo evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In the event of a determination that a decline in value is other than temporary, the amount of the loss is recognized in earnings, and a new cost basis in the investment is established.

Marketable securities —

DoCoMo accounts for its marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Goodwill and other intangible assets —

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,” and Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

Impairment of long-lived assets —

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and other intangibles, are reviewed for impairment, and if the asset is determined to be impaired, the amount of the loss is recognized.

Hedging activities —

DoCoMo accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and No. 149.

Employee benefit plans —

Pension benefits earned during the fiscal year, as well as interest on projected benefit obligations, are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

Revenue recognition —

Base monthly charges and airtime charges are recognized as revenues as service is provided to the subscribers. DoCoMo’s monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amount of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, DoCoMo introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. DoCoMo also introduced a new arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discounted billing arrangement for families with two to ten DoCoMo subscriptions. With the introduction of these new billing arrangements, DoCoMo has deferred revenues based on the portion of unused allowances that are estimated to be utilized prior to expiration. As DoCoMo does not have sufficient empirical evidence to reasonably estimate such amounts, DoCoMo currently defers all revenues corresponding to unused allowances. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized.

Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with Emerging Issues Task Force No. 01-09 (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products).”

Upfront activation fees are deferred and recognized as revenues over the estimated average period of the customer relationship for each service. The related direct costs are also deferred to the extent of the related upfront fee amount and are amortized over the same periods.

Income taxes —

Income taxes are accounted for under the asset and liability method.

2.	Business segments:

Segment information for the years ended March 31, 2005 and 2004 are as follows:

	Millions of yen
Year ended March 31, 2005	Mobile phone businesses	PHS business	Quickcast business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,741,096	¥63,095	¥4,574	¥35,845	—	¥4,844,610
Operating expenses	3,869,130	148,976	9,682	32,656	—	4,060,444

Operating income (loss)	¥871,966	¥(85,881)	¥(5,108)	¥3,189	—	¥784,166

Assets	¥4,754,139	¥50,907	¥8,406	¥10,781	¥1,312,288	¥6,136,521

Depreciation and amortization	¥705,716	¥22,996	¥4,699	¥2,012	—	¥735,423

Impairment loss	—	¥60,399	—	—	—	¥60,399

	Millions of yen
Year ended March 31, 2004	Mobile phone businesses	PHS business	Quickcast business	Miscellaneous businesses	Corporate	Consolidated
Operating revenues	¥4,937,666	¥75,702	¥5,981	¥28,716	—	¥5,048,065
Operating expenses	3,798,785	111,224	7,832	27,306	—	3,945,147

Operating income (loss)	¥1,138,881	¥(35,522)	¥(1,851)	¥1,410	—	¥1,102,918

Assets	¥4,847,982	¥127,224	¥13,531	¥8,644	¥1,264,885	¥6,262,266

Depreciation and amortization	¥693,102	¥23,508	¥2,643	¥1,744	—	¥720,997

The “Corporate” column in the tables is not an operating segment but is included to reflect the recorded amounts of common assets which cannot be allocated to any business segment.

DoCoMo does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

DoCoMo evaluates the recoverability of long-lived assets in accordance with SFAS No. 144. Because DoCoMo estimated that future net cash flows from PHS business would be negative, DoCoMo fully impaired the carrying value of long-lived assets related to PHS business during the year ended March 31, 2005. As a result, DoCoMo recognized a non-cash impairment loss of long-lived assets of ¥60,399 million, which is deducted from assets and recorded in operating expenses of PHS business segment for the year ended March 31, 2005.

3.	Related party transactions:

DoCoMo is majority-owned by NTT, which is a holding company for more than 400 companies comprising the NTT group. During the years ended March 31, 2005 and 2004, DoCoMo purchased capital equipment from NTT Group companies in the amount of ¥71,896 million and ¥100,994 million, respectively.

DoCoMo has entered into cost-sharing and construction and maintenance contracts with In-Tunnel Cellular Association, chairman of which is also one of DoCoMo’s directors. The contracts were entered into on terms similar to those made with third parties. Income from such contracts was ¥14,797 million and ¥11,970 million for the years ended March 31, 2005 and 2004, respectively.

4.	Deferred tax:

Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities at March 31, 2005 and 2004 are as follows:

	Millions of yen
	Year ended March 31, 2005	Year ended March 31, 2004
Deferred tax assets:
Investments in affiliates	¥91,750	¥487,234
Loss carryforwards	74,643	—
Liability for employee benefits	53,641	49,484
Property, plant and equipment and intangible assets principally due to differences in depreciation	50,343	39,163
Allowance for loyalty programs	39,015	40,013
Accrued commissions to agent resellers	26,436	24,886
Deferred revenues regarding “Nikagetsu Kurikoshi”	24,849	13,139
Tax credit carryforwards	23,526	—
Compensated absences	7,845	7,415
Accrued bonus	6,370	6,648
Accrued enterprise tax	2,571	30,954
Marketable securities and other investments	873	16,382
Other	14,050	11,783

Subtotal gross deferred tax assets	¥415,912	¥727,101
Less valuation allowance	(23,436)	—

Total gross deferred tax assets	¥392,476	¥727,101

Deferred tax liabilities:
Foreign currency translation adjustment	16,064	38,377
Unrealized holding gains on available-for-sale securities	15,176	6,872
Intangible assets (principally customer related assets)	12,445	25,064
Enterprise tax refunds receivable	8,627	—
Property, plant and equipment due to differences in capitalized interest	2,944	4,056
Other	10,744	7,509

Total gross deferred tax liabilities	66,000	81,878

Net deferred tax assets	¥326,476	¥645,223

Virtually all income or loss before income taxes and income tax expenses or benefit are domestic. DoCoMo is subject to a number of different taxes, based on income, with an aggregate statutory income tax rate of approximately 40.9% and 42% for the years ended March 31, 2005 and 2004, respectively. The effective income tax rate for the years ended March 31, 2005 and 2004 was approximately 41.0%, and 39% respectively. The difference between the effective income tax rates and the statutory income tax rates for the year ended March 31, 2004 is principally related to the special tax treatment applied to IT and research and development investment, which lowered the effective tax rate by 3.0 points.

5.	Marketable securities and other investments:

Marketable securities and other investments as of March 31, 2005 and 2004 comprised the following:

	Millions of yen
	March 31, 2005	March 31, 2004
Marketable securities:
Available-for-sale	¥223,107	¥22,395
Held-to-maturity	7	20
Other investments	19,955	39,776

Total	¥243,069	¥62,191

Debt securities, which were classified as current assets because the maturities at the end of fiscal years were one year or less, were included in the above table in addition to marketable securities recorded as a non-current item, “Marketable securities and other investments,” on the consolidated balance sheets.

Maturities of debt securities classified as held to maturities at March 31, 2005 are as follows:

	Millions of yen
	March 31, 2005
	Carrying amounts	Fair value
Due within 1 year	¥7	¥7
Due after 1 year through 5 years	—	—
Due after 5 years through 10 years	—	—
Due after 10 years	—	—

Total	¥7	¥7

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations.

Maturities of debt securities classified as available for sale at March 31, 2005 are as follows:

	Millions of yen
	March 31, 2005
	Carrying amounts	Fair value
Due within 1 year	¥—	¥—
Due after 1 year through 5 years	150,565	150,565
Due after 5 years through 10 years	—	—
Due after 10 years	—	—

Total	¥150,565	¥150,565

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations.

The aggregate fair value, gross unrealized holding gains and losses and cost by type of marketable security at March 31, 2005 and 2004 are as follows:

	Millions of yen
	March 31, 2005
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥37,782	¥35,087	¥327	¥72,542
Debt securities	150,509	56	—	150,565
Held-to-maturity:
Debt securities	7	0	—	7

	Millions of yen
	March 31, 2004
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥4,546	¥17,476	¥50	¥21,972
Debt securities	400	23	—	423
Held-to-maturity:
Debt securities	20	0	—	20

The proceeds and gross realized gains and losses from the sale of available-for-sale securities and other investments are as follows:

	Millions of yen
	Year ended March 31, 2005	Year ended March 31, 2004
Proceeds	¥27,046	¥1,831
Gross realized gains	17	1,444
Gross realized losses	1,118	—

Gross unrealized holding losses on and fair value of marketable securities and cost method investments included in other investments at March 31, 2005 and 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

	Millions of yen
	March 31, 2005
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥1,539	¥218	¥124	¥109	¥1,663	¥327
Debt securities	—	—	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—	—	—
Cost method investments	—	—	61	76	61	76

Millions of yen
March 31, 2004
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥1,710	¥47	¥14	¥3	¥1,724	¥50
Debt securities	—	—	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—	—	—

6.	Employee benefits:

DoCoMo participates in a contributory defined benefit welfare pension plan sponsored by the NTT group. The number of DoCoMo’s employees covered by the contributory plan represented approximately 10.2% and 9.8% of the total people covered by such plan as of March 31, 2005 and 2004, respectively. The amount of expense allocated in DoCoMo’s consolidated statements of income and comprehensive income related to the contributory plan for the years ended March 31, 2005 and 2004 was ¥5,719 million and ¥7,808 million, respectively. The liability for employees’ benefits covered by such contributory plan was ¥31,026 million and ¥25,499 million as of March 31, 2005 and 2004, respectively. Such amounts were allocated by NTT and are based on actuarial calculations related to DoCoMo’s covered employees.

DoCoMo also sponsors non-contributory defined benefit pension plans covering substantially all employees. Based on the plans, employees whose services with DoCoMo are terminated are normally entitled to lump-sum severance payments and pension payments. The following tables present the non-contributory pension plans’ projected benefit obligations and fair value of plan assets at March 31, 2005 and 2004:

	Millions of yen
	March 31, 2005	March 31, 2004
Projected benefit obligation, end of year	¥179,392	¥172,530
Fair value of plan assets, end of year	64,770	58,359

Funded status	¥(114,622)	¥(114,171)

Unrecognized net losses	48,149	50,110
Unrecognized transition obligation	1,697	1,786
Unrecognized prior service cost	(23,597)	(25,976)

Net amount recognized	¥(88,373)	¥(88,251)

The following table provides the amounts recognized in DoCoMo’s consolidated balance sheets:

	Millions of yen
	March 31, 2005	March 31, 2004
Liability for employees’ retirement benefits	¥(107,648)	¥(108,455)
Prepaid pension cost	58	—
Intangible assets	669	470
Accumulated other comprehensive income	18,548	19,734

Net amount recognized	¥(88,373)	¥(88,251)

Liability for employees’ retirement benefits covered by the NTT Group contributory defined benefit welfare pension plan	¥(31,026)	¥(25,499)

Total liability for employees’ retirement benefits	¥(138,674)	¥(133,954)

The charges to income for the non-contributory pension plans for the years ended March 31, 2005 and 2004, included the following components:

	Millions of yen
	Year ended March 31, 2005	Year ended March 31, 2004
Service cost	¥9,683	¥10,715
Interest cost on projected benefit obligation	3,358	3,631
Expected return on plan assets	(1,497)	(1,181)
Amortization of prior service cost	(1,815)	(1,465)
Amortization of actuarial loss	2,187	3,063
Amortization of transition obligation	89	637

Net pension cost	¥12,005	¥15,400

The assumptions used in determination of the non-contributory pension plans’ projected benefit obligations at March 31, 2005 and 2004 are as follows:

	March 31, 2005	March 31, 2004
Discount rate	2.0%	2.0%
Long-term rate of salary increases	2.1%	2.1%

The assumptions used in determination of the net pension costs for the years ended March 31, 2005 and 2004 are as follows:

	Year ended March 31, 2005	Year ended March 31, 2004
Discount rate	2.0%	2.0%
Long-term rate of salary increases	2.1%	2.1%
Long-term rate of return on funded assets	2.5%	2.5%

7.	Other footnotes to unaudited financial statements:

(1) Investment in affiliates

AT&T Wireless Services, Inc. —

In February 2004, AT&T Wireless Services, Inc. (“AT&T Wireless”), in which DoCoMo had approximately 16% ownership, entered into a merger agreement with Cingular Wireless LLC (“Cingular”), a mobile operator in the United States of America, and certain of its affiliates. Under the terms of the merger agreement, it was agreed that all the outstanding shares of common stock of AT&T wireless shall be converted into US$15 per share in cash.

On October 26, 2004, pursuant to the merger agreement, the merger between AT&T Wireless and Cingular became effective. As a result, DoCoMo transferred all of its AT&T Wireless shares to Cingular, and DoCoMo received approximately US$6,495 million in cash. DoCoMo ceased to apply the equity method of accounting for its investment in AT&T Wireless. DoCoMo recognized a gain of ¥501,781 million on the transaction and recorded as gain on sale of affiliate shares for the year ended March 31, 2005.

Hutchison 3G UK Holdings Limited —

On May 27, 2004, DoCoMo agreed to sell its entire 20% shareholding in Hutchison 3G UK Holdings Limited (“H3G UK”) to Hutchison Whampoa Limited (“HWL”) for a total consideration of £120 million in a Sale and Purchase Agreement signed between DoCoMo and HWL. Under the terms of the agreement, DoCoMo will receive the payment in three installments, final installment of which is expected to be made in December 2006, either in cash or in shares of Hutchison Telecommunications International Limited (“HTIL”), a subsidiary company of HWL that listed on the Stock Exchange of Hong Kong on October 15, 2004. DoCoMo’s right to receive £120 million as of the time of completion of the transaction in February 2007 is also secured by the Sale and Purchase Agreement. As a result of the agreement, DoCoMo waived certain of its minority shareholder’s rights, including voting right and supervisory board representation. As we no longer have the ability to exercise significant influence over H3G UK, we ceased to account for our investment in H3G UK using the equity method.

On May 9, 2005, DoCoMo received a notice from HWL that HWL exercises its right to accelerate completion of the payment. In accordance with the agreement, DoCoMo will complete the sale of H3G UK shares to HWL on June 23, 2005. DoCoMo is in the process of determining the impact of the completion of the transaction on the prospects for the fiscal year ending March 31, 2006.

As part of the agreement, the £200 million shareholder loan provided by DoCoMo to H3G UK in May 2003 was transferred for value to Hutchison Europe Telecommunications S.à r.l., a HWL subsidiary company, on May 27, 2004, and the payment was completed.

Impairment

DoCoMo evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. As a result of such evaluations, the Company determined that there were other than temporary decline in values of Hutchison Telephone Company Limited and has recorded impairment charges of ¥8,612 million for the year ended March 31, 2005. The impairment charges are included with equity in net losses of affiliates in the consolidated statements of income and comprehensive income.

(2) Share repurchase and retirement

On June 19, 2003 and June 18, 2004, the shareholders’ meeting approved a stock repurchase plan under which DoCoMo may repurchase up to 2,500,000 shares at an aggregate amount not to exceed ¥600,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, respectively. Also, DoCoMo repurchased its fractional shares.

Class, aggregate number and price of shares repurchased for the year ended March 31, 2005, were as follows:

Class of shares repurchased:	Shares of common stock of the Company

Aggregate number of shares repurchased:	2,324,156 shares (4.63% of the outstanding shares at the date of the general shareholders’ meeting held in 2004)

Aggregate price of shares repurchased:	¥425,247 million

Based on the resolution of the board of directors on March 23, 2005, DoCoMo retired 1,480,000 of its own shares (purchase price: ¥311,371 million).

8.	Subsequent events:

Discontinuance of Quickcast business

In April 2005, the board of directors of the Company and its eight regional subsidiaries decided to cease providing Quickcast services on March 31, 2007 in the view that the improvement of profitability of Quickcast business is unlikely considering downward trend in the number of subscribers.

Purchase of the shares of Sumitomo Mitsui Card Company, Limited

On April 27, 2005, DoCoMo entered into an agreement with Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation that DoCoMo and these companies would jointly promote the new credit transaction services which use the “Mobile Wallet” phones and DoCoMo would form a capital alliance with Sumitomo Mitsui Card. Based on the agreement, DoCoMo plans to acquire 34% of Sumitomo Mitsui Card’s common shares for approximately \98 billion, including new shares to be issued by Sumitomo Mitsui Card.

Non-consolidated Financial Statements	May 10, 2005
For the Fiscal Year Ended March 31, 2005	[Japanese GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office:	Tokyo, Japan
(URL http://www.nttdocomo.co.jp/ )
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Masahiko Yamada, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Date of the meeting of the Board of Directors for approval of the non-consolidated financial statements:	May 10, 2005
Date of scheduled payment of dividends:	June 22, 2005
Adoption of the Unit Share System:	No
Interim dividends plan:	Yes
Date of the general meeting of shareholders for approval of the non-consolidated financial statements:	June 21, 2005

1. Non-consolidated Financial Results for the Fiscal Year Ended March 31, 2005 (April 1, 2004 - March 31, 2005)

(1)	Non-consolidated Results of Operations

Amounts are truncated to nearest 1 million yen.	(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Recurring Profit
Year ended March 31, 2005	2,571,211	(2.4%)	408,252	(22.6%)	445,952%	(16.4%)
Year ended March 31, 2004	2,633,194	6.3%	527,297	15.8%	533,544%	(15.7%)

	Net Income		Earnings per Share		Diluted Earnings per Share	ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Recurring Profit to Total Assets)	Recurring Profit Margin (Ratio of Recurring Profit to Operating Revenues)
Year ended March 31, 2005	503,218	50.7%	10,613.51(yen	)	—	21.5%	10.0%	17.3%
Year ended March 31, 2004	333,851	293.5%	6,724.83(yen	)	—	13.9%	11.9%	20.3%

Notes:	1.	Weighted average number of shares outstanding:	For the year ended March 31, 2005:	47,401,154 shares
			For the year ended March 31, 2004:	49,622,595 shares
	2.	Change in accounting policy:	Yes
	3.	Percentages for operating revenues, operating income, recurring profit and net income in the above table represent year-on-year changes.

(2) Dividends	(Yen, except Total Dividends for the Year)

	Total Dividends per Share
		Interim Dividends per Share	Year-End Dividends per Share	Total Dividends for the Year		Payout Ratio	Ratio of Dividends to Shareholders’ Equity
Year ended March 31, 2005	2,000.00	1,000.00	1,000.00	93,010(million yen	)	18.8%	4.0%
Year ended March 31, 2004	1,500.00	500.00	1,000.00	73,324(million yen	)	22.3%	3.1%

(3) Non-consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2005	4,419,525	2,336,614	52.9%	50,494.41(yen	)
March 31, 2004	4,513,294	2,347,481	52.0%	48,302.66(yen	)

Notes:	Number of shares outstanding at end of year:	March 31, 2005:	46,272,208 shares	March 31, 2004:	48,596,364 shares
	Number of treasury shares:	March 31, 2005:	2,427,792 shares	March 31, 2004:	1,583,636 shares

2. Non-consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

(Millions of yen, except per share amounts)

				Total Dividends per Share
	Operating Revenues	Recurring Profit	Net Income	Interim Dividends per Share		Year-End Dividends per Share
Year ending March 31, 2006	2,579,000	554,000	416,000	2,000 (yen	)	2,000 (yen	)	4,000 (yen	)

(Reference) Expected Earnings per Share:            8,990.28 yen

Note:	With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 10.

<< Non-consolidated Financial Statements >>

1.	Non-consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) March 31, 2005		March 31, 2004		Increase (Decrease)
ASSETS
Non-current assets:
Non-current assets for telecommunication businesses
Property, plant and equipment	¥1,128,130		¥1,153,687		¥(25,557)
Machinery and equipment	463,752		442,926		20,825
Antenna facilities	135,135		135,922		(787)
Satellite mobile communications facilities	7,681		9,924		(2,243)
Telecommunications line facilities	1,089		1,003		85
Pipe and hand holes	1,238		695		543
Buildings	237,006		223,231		13,774
Structures	19,790		18,958		831
Other machinery and equipment	11,277		11,758		(481)
Vehicles	288		212		76
Tools, furniture and fixtures	124,000		138,273		(14,272)
Land	101,152		101,082		70
Construction in progress	25,717		69,697		(43,980)
Intangible assets	478,658		418,430		60,227
Rights to use utility facilities	1,311		3,006		(1,695)
Computer software	420,374		392,062		28,312
Patents	150		194		(43)
Leasehold rights	3,607		2,695		911
Other intangible assets	53,214		20,471		32,742
Total non-current assets for telecommunication business	1,606,788		1,572,118		34,670
Investment and other assets
Investment securities	222,576		34,598		187,978
Investment in capital	—		398		(398)
Investment in affiliated companies	591,070		824,268		(233,198)
Long-term loan receivable from an affiliated company	—		39,118		(39,118)
Long-term prepaid expenses	2,510		3,112		(601)
Deferred income taxes	114,899		511,207		(396,308)
Other investments and other assets	37,750		33,727		4,022
Allowance for doubtful accounts	(189)		(867)		677
Total investment and other assets	968,617		1,445,564		(476,946)

Total non-current assets	2,575,406	58.3%	3,017,682	66.9%	(442,276)

Current assets:
Cash and bank deposits	981,159		801,596		179,563
Notes receivable	6		—		6
Accounts receivable, trade	347,877		358,778		(10,900)
Accounts receivable, other	323,287		184,998		138,288
Inventories and supplies	84,065		51,099		32,966
Advances	3,722		2,387		1,334
Prepaid expenses	5,440		5,634		(193)
Deferred income taxes	82,628		28,910		53,718
Short-term loans	20,750		65,000		(44,250)
Other current assets	2,405		5,689		(3,283)
Allowance for doubtful accounts	(7,226)		(8,483)		1,256

Total current assets	1,844,118	41.7%	1,495,611	33.1%	348,506

Total assets	¥4,419,525	100.0%	¥4,513,294	100.0%	¥(93,769)

	Millions of yen
	(UNAUDITED) March 31, 2005		March 31, 2004		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Bonds	¥615,885		¥745,969		¥(130,084)
Long-term borrowings	175,000		191,067		(16,067)
Liability for employees’ severance payments	60,889		60,658		230
Reserve for directors’ and corporate auditors’ retirement benefits	495		—		495
Reserve for point loyalty programs	36,024		36,945		(920)
Reserve for loss on PHS business	20,355		—		20,355
Other long-term liabilities	19,197		195		19,001

Total long-term liabilities	927,848	21.0%	1,034,836	22.9%	(106,987)

Current liabilities:
Current portion of long-term debt	136,000		110,019		25,980
Accounts payable, trade	272,813		258,761		14,052
Accounts payable, other	223,324		192,928		30,395
Accrued expenses	6,074		6,694		(619)
Accrued taxes on income	920		172,250		(171,330)
Advances received	10,298		5,697		4,601
Deposits received	458,935		372,149		86,785
Other current liabilities	46,694		12,475		34,219

Total current liabilities	1,155,061	26.1%	1,130,977	25.1%	24,084

Total liabilities	¥2,082,910	47.1%	¥2,165,813	48.0%	¥(82,902)

SHAREHOLDERS’ EQUITY
Common stock	¥949,679	21.5%	¥949,679	21.0%	¥—
Capital surplus
Additional paid-in capital	292,385		292,385		—
Other paid-in capital	971,190		971,190		—
Total capital surplus	1,263,575	28.6%	1,263,575	28.0%	—
Earned surplus
Legal reserve	4,099		4,099		—
Voluntary reserve	367,925		157,000		210,925
Unappropriated retained earnings	245,706		360,266		(114,560)
Total earned surplus	617,732	14.0%	521,366	11.6%	96,365
Net unrealized gains on securities	16,403	0.4%	9,759	0.2%	6,643
Treasury stock	(510,776)	(11.6%)	(396,900)	(8.8%)	(113,875)

Total shareholders’ equity	¥2,336,614	52.9%	¥2,347,481	52.0%	¥(10,867)

Total liabilities and shareholders’ equity	¥4,419,525	100.0%	¥4,513,294	100.0%	¥(93,769)

2.	Non-consolidated Statements of Income

	Millions of yen
	(UNAUDITED) Year ended March 31, 2005		Year ended March 31, 2004		Increase (Decrease)
Recurring profits and losses:
Operating revenues and expenses
Telecommunication businesses
Operating revenues	¥2,034,124	79.1%	¥2,123,155	80.6%	¥(89,030)
Voice transmission services	1,329,689		1,404,548		(74,858)
Data transmission services	454,773		457,301		(2,527)
Other	249,661		261,305		(11,643)
Operating expenses	1,634,338	63.6%	1,599,157	60.7%	35,180
Business expenses	982,284		947,773		34,510
Administrative expenses	55,790		51,783		4,006
Depreciation	376,939		370,762		6,177
Loss on disposal of property, plant and equipment and intangible assets	28,162		24,421		3,741
Communication network charges	175,909		188,826		(12,917)
Taxes and public dues	15,252		15,589		(337)
Operating income from telecommunication businesses	399,786	15.5%	523,997	19.9%	(124,211)
Supplementary businesses
Operating revenues	537,086	20.9%	510,039	19.4%	27,047
Operating expenses	528,620	20.5%	506,740	19.3%	21,880
Operating income from supplementary businesses	8,466	0.4%	3,299	0.1%	5,167

Total operating income	¥408,252	15.9%	¥527,297	20.0%	¥(119,044)

Non-Operating revenues and expenses
Non-operating revenues	55,798	2.1%	26,916	1.0%	28,882
Interest income and discounts	1,822		1,990		(168)
Interest income-securities	42		—		42
Dividend income	43,605		13,789		29,816
Gain on sale of investment securities	—		1,416		(1,416)
Foreign exchange gains	3,888		482		3,405
Lease and rental income	1,719		1,732		(12)
Miscellaneous income	4,720		7,503		(2,783)
Non-operating expenses	18,099	0.7%	20,669	0.7%	(2,570)
Interest expense and discounts	2,154		5,065		(2,910)
Interest expense-bonds	6,624		8,061		(1,437)
Loss on write-off of inventories	6,117		2,767		3,349
Impairment of investment securities	694		675		18
Miscellaneous expenses	2,509		4,099		(1,590)

Recurring profit	¥445,952	17.3%	¥533,544	20.3%	¥(87,591)

Special profits and losses:
Special profits	431,700	16.8%	—	—	431,700
Gain on liquidation of a subsidiary	431,700		—		431,700
Special losses	36,323	1.4%	18,682	0.7%	17,640
Provision for loss on PHS business	20,355		—		20,355
Write-downs of investments in affiliated companies	15,967		18,682		(2,715)
Income before income taxes	841,329	32.7%	514,861	19.6%	326,467
Income taxes-current	61	0.0%	174,000	6.6%	(173,938)
Income taxes-deferred	338,049	13.1%	7,010	0.3%	331,039

Net income	¥503,218	19.6%	¥333,851	12.7%	¥169,367

Retained earnings brought forward	100,596		51,143		49,453
Retirement of treasury stock	311,371		—		311,371
Interim dividends	46,737		24,728		22,009
Unappropriated retained earnings	¥245,706		¥360,266		¥(114,560)

Note:	The denominator used to calculate the percentage figures is the aggregate amount of operating revenues from telecommunication businesses and supplementary businesses.

3.	Proposal for Appropriation of Retained Earnings

	Millions of yen
	Year ended March 31, 2005			Year ended March 31, 2004
Unappropriated retained earnings	¥245,706			¥360,266

Reversal of appropriation for accelerated depreciation on tax	2,981			—
Sub-total	248,688			360,266

The above shall be appropriated as follows:
Cash dividends	46,272			48,596
	[ ¥1,000 per share ]		[	¥1,000 per share Ordinary dividend ¥500 Commemorative dividend ¥500		]
Bonuses to directors and corporate auditors	126			147

[(including) Bonuses to corporate auditors]	[23	]		[22	]

Appropriation for accelerated depreciation on tax	7,918			9,925

General reserve	—			201,000

Retained earnings carried forward	¥194,371			¥100,596

Notes:

•	On November 22, 2004, DoCoMo paid ¥46,737 million (¥1,000 per share) as an interim dividend.
•	Appropriation for accelerated depreciation on tax is based on the Special Taxation Measures Law of Japan.

Accounting Basis for the Non-Consolidated Financial Statements

Basis of Presentation:

The accompanying unaudited non-consolidated financial statements of NTT DoCoMo, Inc. (“the Company”) have been prepared in accordance with accounting principles generally accepted in Japan.

1.	Depreciation and amortization of non-current assets

(1)	Property, plant and equipment

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis.

(2)	Intangible assets

Intangible assets are amortized on a straight-line basis.

Internal use software is amortized over the estimated useful lives (5 years or less) on a straight-line basis.

2.	Valuation of securities

(1)	Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

(2)	Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year with unrealized gains and losses, net of applicable deferred tax assets/liabilities, not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of equity securities sold is determined by the moving-average method, and the cost of debt securities sold is determined by the first-in, first-out method. Available-for-sale securities whose fair value is not readily determinable are stated primarily at moving-average cost.

3.	Valuation of derivative instruments

Derivative instruments are stated at fair value as of the end of the fiscal year.

4.	Valuation of inventories

Inventories are stated at cost. The cost of terminal equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

5.	Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the fiscal year and the resulting translation gains or losses are included in net income.

6.	Allowance for doubtful accounts, liability for employees’ severance payments, reserve for directors’ corporate auditors’ retirement benefits, reserve for point loyalty programs and reserve for loss on PHS business

(1)	Allowance for doubtful accounts

The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)	Liability for employees’ severance payments

In order to provide for employees’ retirement benefits, the Company accrues the liability as of the end of the fiscal year in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses (gains) are recognized as incurred.

Prior service cost is amortized on a straight-line basis over the average remaining service periods of employees at the time of recognition.

(3)	Reserve for directors’ and corporate auditors’ retirement benefits

The Company allocates the amount necessary for payment as of the end of the fiscal year based on our internal regulations, so as to prepare for the payment of retirement benefits to directors and corporate auditors.

This reserve is stipulated by Article 43 of the Enforce Regulation of the Commercial Code of Japan.

(Change in Accounting Policy)

Effective from the fiscal year ended March 31, 2005, the Company changed its method of accounting for its directors’ and corporate auditors’ retirement benefits, which were previously recognized as cost at the time of payment, to record a reserve for the benefits to the amount necessary for payment as of the end of the fiscal year based on our internal regulations.

The purpose of this change is to allocate periodic cost appropriately and disclose the Company’s financial position more properly, considering the increase in significance of the future retirement benefits which reflect expected terms of appointment for directors and corporate auditors.

The effect of this change was recorded as an increase of operating expenses of telecommunication businesses by ¥495 million for the year ended March 31, 2005. As a result thereof, operating income, recurring profit and income before income taxes decreased by ¥495 million compared with those accounted for under the previous method for the year ended March 31, 2005.

(4)	Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “DoCoMo Premium Club” that are reasonably estimated to be redeemed by the customers in the future based on historical data are accounted for as reserve for point loyalty programs.

(5)	Reserve for loss on PHS business

In order to provide for the loss resulting from the changes in direction of PHS business, the Company allocates the amount recognized to be necessary to prepare for the estimated future loss.

This reserve is stipulated by Article 43 of the Enforce Regulation of the Commercial Code of Japan.

7.	Leases

Finance leases other than those deemed to transfer ownership of properties to lessees are not capitalized and are accounted for in a similar manner as operating leases.

8.	Hedge accounting

(1)	Hedge accounting

Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in net income in the period of the change as gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with offsetting loss or gain deferral of the hedged items. The Company has adopted the latter accounting method.

However, when an interest rate swap contract meets certain conditions, the net amount to be paid or received under the contract is added to or deducted from the interest on the hedged items.

In addition, when any of foreign currency swap contracts and forward foreign exchange contracts meets certain conditions, it is accounted for in the following manner:

(i)	The difference between the Japanese yen nominal amounts of the foreign currency swap contract or the forward exchange contract translated using the spot rate at the transaction date of the hedged item and the spot rate at the date of inception of the contract, if any, is recognized in the non-consolidated statement of income in the period which includes the inception date of the contract; and

(ii)	The discount or premium on the contract (for instance, the difference between the Japanese yen amounts of the contract translated using the contracted forward rate and the spot rate at the date of inception of the contract) is recognized over the term of the contract.

(2)	Hedging instruments and hedged items

Hedging instruments:	Hedged items:
Interest rate swap contracts	Corporate bonds
Foreign currency swap contracts	Bonds in foreign currency

(3)	Hedging policy

The Company uses financial instruments to hedge risks such as market fluctuation risks in accordance with its internal policies and procedures.

(4)	Assessment method of hedge effectiveness

The Company periodically evaluates hedge effectiveness by comparing cumulative changes in cash flows from hedged items or changes in fair value of hedged items, and the corresponding changes in the hedging instruments. However, the Company automatically assumes that the hedge will be highly effective at achieving offsetting changes in cash flows or in fair value for any transaction where important terms and conditions are identical between hedging instruments and hedged items.

9.	Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Change in Presentation

In accordance with Article 2-2 of the amended Securities and Exchange Law of Japan, the investments in limited liability investment partnerships, which were included in “Investment in capital” in previous fiscal years, is included in “investment in securities” for the year ended March 31, 2005.

The amount of investments in limited liability investment partnerships, which was included in “Investment in capital,” was ¥392 million for the year ended March 31, 2004.

“Gain on sale of investment securities,” which was individually stated in the non-consolidated statement of income for the year ended March 31, 2004, was immaterial in the amount (¥0 million) and included in “Miscellaneous income” for the year ended March 31, 2005.

Additional Information

The company recorded the non-consolidated balance sheet and the non-consolidated statement of income in accordance with the amended Telecommunications Business Accounting Regulation, as provided in Article 3 of the Supplementary Provision of Telecommunications Business Accounting Regulation.

Notes to Non-consolidated Balance Sheets:

1.	Non-current assets for telecommunication businesses include those used in supplementary businesses, because these amounts are not significant.

2.	Accumulated depreciation of property, plant and equipment

	Millions of yen
	March 31, 2005	March 31, 2004
Accumulated depreciation	¥1,448,357	¥1,298,784

3.	Assets or liabilities due from or to subsidiaries and affiliates, the amounts of which exceed one percent of total assets or total liabilities and shareholders’ equity of the Company, are as follows:

	Millions of yen
	March 31, 2005	March 31, 2004
Accounts receivable, trade	¥81,509	¥92,782
Accounts receivable, other	198,426	157,518
Accounts payable	53,423	—
Deposits receive	456,562	369,311
Short-term loans	—	65,000

4.	Common stock

	Shares
	March 31, 2005	March 31, 2004
Authorized	190,020,000	191,500,000
Issued	48,700,000	50,180,000

As a result of the retirement of treasury stock, authorized common stock and issued common stock both decreased by 1,480,000 from March 31, 2004 to March 31, 2005.

5.	Share repurchase

The treasury stocks the Company had at March 31, 2005 and 2004 amounted to 2,427,792.17 shares and 1,583,635.82 shares, respectively.

6.	Unrealized gains on marketable securities as of March 31, 2005 and 2004 as stipulated in Paragraph 3 of Article 124 of the Enforce Regulations of the Commercial Code of Japan was ¥16,403 million and ¥9,759 million, respectively.

7.	Guarantee

The Company provides a counter indemnity of a performance guarantee up to HK$24,099 thousand (¥331 million) guaranteeing performance by Hutchison Telephone Company Limited, an affiliate of the Company, with respect to certain contracts or obligations owed to its governmental authorities in relation to its business. The Company had HK$919thousand (¥12 million) and HK$1,293 thousand indemnity outstanding as of March 31, 2005 and 2004, respectively.

Notes to Non-consolidated Statements of Income:

1.	The total amounts of research and development expenses included in operating expenses of telecommunication businesses and supplementary businesses are as follows:

Year ended March 31, 2005	¥ 101,560 million	Year ended March 31, 2004	¥ 122,357 million

2.	Major components of non-operating revenues:

	Millions of yen
	Year ended March 31, 2005	Year ended March 31, 2004
Dividends received from subsidiaries and affiliates	¥42,967	¥13,625

4.	“Gain on liquidation of a subsidiary” represents the distribution of assets upon liquidation of DCM Capital USA (UK) Limited.

5.	For the years ended March 31, 2005 and 2004, “Write-downs of investments in affiliated companies” relates to the impairment charges recognized on the investments in the following subsidiaries.

	Millions of yen
	Year ended March 31, 2005	Year ended March 31, 2004
Tecworld Limited [Ultimate investee: Hutchison Telephone Company Limited]	¥14,606	¥—

DoCoMo Machine Com, Inc.	1,360	—

DCM Capital LDN (UK) Limited [Ultimate investee: Hutchison 3G UK Holdings Limited]	—	16,842

Mobimagic Co., Ltd.	—	1,840

Marketable Securities:

For the years ended March 31, 2005 and 2004, there were no subsidiaries’ and affiliates’ shares directly owned by the Company that had readily determinable market value.

Income tax accounting:

1. Significant components of deferred tax assets and liabilities at March 31, 2005 and 2004 are as follows:

Millions of yen
March 31, 2005
Deferred tax assets:
Write-down of Investments in affiliates	¥78,629
Loss carryforwards	73,867
Liability for employee benefits	23,766
Tax credit carryforwards	23,526
Depreciation and amortization	21,581
Allowance for loyalty programs	14,636
“Nikagetsu Kurikoshi” service	10,402
Reserve for loss on PHS business	8,270
Write-off of inventories	2,467
Other	5,449

Subtotal gross deferred tax assets	¥262,598
Less valuation allowance	(35,116)

Total gross deferred tax assets	¥227,481

Deferred tax liabilities:
Other securities due to differences in revaluation	¥(11,225)
Appropriation for accelerated depreciation on tax	(10,171)
Enterprise tax refunds receivable	(8,556)

Total gross deferred tax liabilities	¥(29,953)

Net deferred tax assets	¥197,528

Millions of yen
March 31, 2004
Deferred tax assets:
Write-down of Investments in affiliates	¥451,289
Depreciation and amortization	29,707
Liability for employee benefits	22,711
Accrued enterprise tax	18,161
Allowance for loyalty programs	15,018
“Nikagetsu Kurikoshi” service	5,435
Marketable securities and other investments	4,911
Other	6,366

Total gross deferred tax assets	¥553,601

Deferred tax liabilities:
Appropriation for accelerated depreciation on tax	¥(6,798)
Other securities due to differences in revaluation	(6,684)

Total gross deferred tax liabilities	¥(13,483)

Net deferred tax assets	¥540,118

2.	The Company omitted to state the components of the difference between the statutory income tax rate and the effective income tax rate for the year ended March 31, 2005, because the difference was less than 5% of the statutory income tax rate and was immaterial. Significant components of the difference for the year ended March 31, 2004 were as follows:

March 31, 2004
Statutory income tax rate	42.0%
Adjustment:
Income not taxable, such as dividends received	(1.1%)
Tax credits concerning IT investment promotion tax system	(4.0%)
Tax credits concerning research and development	(2.0%)
Other	0.3%

Effective income tax rate	35.2%

Subsequent events:

Discontinuance of Quickcast business

In April 2005, the board of directors of the Company decided to cease providing Quickcast services on March 31, 2007 in the view that the improvement of profitability of Quickcast business is unlikely considering downward trend in the number of subscribers.

Purchase of the shares of Sumitomo Mitsui Card Company, Limited

On April 27, 2005, the Company entered into an agreement with Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation that the Company and these companies would jointly promote the new credit transaction services which use the “Mobile Wallet” phones and the Company would form a capital alliance with Sumitomo Mitsui Card. Based on the agreement, the Company plans to acquire 34% of Sumitomo Mitsui Card’s common shares for approximately \98 billion, including new shares to be issued by Sumitomo Mitsui Card.

Sale of the shares of Brilliant Design Limited

The Company agreed to sell its entire shares of Brilliant Design Limited (“BD”), which has 20% ownership of Hutchison 3G UK Holdings Limited (“H3G UK”), to Hutchison Whampoa Limited (“HWL”) for a total consideration of £120 million in a Sale and Purchase Agreement signed between the Company and HWL. Under the terms of the agreement, the Company will receive the payment in three installments, final installment of which is expected to be made in December 2006. On May 9, 2005, the Company received a notice from HWL that HWL exercises its right to accelerate completion of the payment. In accordance with the agreement, the Company will complete the sale of BD shares to HWL on June 23, 2005. The Company is in the process of determining the impact of the completion of the transaction on the prospects for the fiscal year ending March 31, 2006.

<< Change of Board of Directors>>

The change of the board of directors, if any, will be decided at the board meeting to be held in May 2005, which is planned to be made public thereafter.

(APPENDIX 1)

Operation Data for FY2004

		[Ref.]Fiscal 2003 (Ended Mar. 31, 2004) (full-year result)	Fiscal 2004 (Ended Mar. 31, 2005) (full-year result)	First Quarter (Apr.-Jun.) Results	Second Quarter (Jul.-Sept.) Results	Third Quarter (Oct.-Dec.) Results	Fourth Quarter (Jan.-Mar.2005) Results	[Ref.]Fiscal 2005 (Ending Mar. 31, 2006) full-year forecast
Cellular
Subscribers	thousands	46,328	48,825	46,834	47,363	47,914	48,825	50,700
FOMA	thousands	3,045	11,501	4,583	6,488	8,499	11,501	24,100
Mova	thousands	43,283	37,324	42,250	40,875	39,415	37,324	26,600
DoPa Single Service Subscribers	thousands	401	544	426	476	516	544	730
i-shot compatible	thousands	24,272	25,411	25,681	26,359	26,306	25,411	—
Market share (1) (2)%		56.6	56.1	56.3	56.2	56.1	56.1	—
Net increase from previous period (2)	thousands	2,180	2,497	505	529	552	911	1,875
FOMA	thousands	2,715	8,456	1,538	1,904	2,012	3,001	12,599
Aggregate ARPU (FOMA+mova) (3)	yen/month/contract	7,890	7,200	7,400	7,340	7,170	6,920	6,770
Voice ARPU (4)	yen/month/contract	5,920	5,330	5,450	5,440	5,350	5,090	4,990
Packet ARPU	yen/month/contract	1,970	1,870	1,950	1,900	1,820	1,830	1,780
i-mode ARPU	yen/month/contract	1,970	1,870	1,940	1,890	1,810	1,820	1,770
ARPU generated purely from i-mode (FOMA+mova) (3)	yen/month/contract	2,240	2,060	2,170	2,100	2,000	2,000	1,930
Aggregate ARPU (FOMA)	yen/month/contract	10,280	9,650	10,240	9,890	9,650	9,280	8,550
Voice ARPU	yen/month/contract	6,900	6,380	6,580	6,610	6,460	6,110	5,700
Packet ARPU	yen/month/contract	3,380	3,270	3,660	3,280	3,190	3,170	2,850
i-mode ARPU	yen/month/contract	3,240	3,220	3,590	3,230	3,150	3,130	2,820
ARPU generated purely from i-mode (FOMA)	yen/month/contract	3,330	3,260	3,640	3,270	3,190	3,170	2,870
Aggregate ARPU (mova )(3)	yen/month/contract	7,830	6,800	7,150	6,990	6,710	6,300	5,800
Voice ARPU (4)	yen/month/contract	5,890	5,160	5,350	5,280	5,150	4,830	4,600
i-mode ARPU	yen/month/contract	1,940	1,640	1,800	1,710	1,560	1,470	1,200
ARPU generated purely from i-mode (mova) (3)	yen/month/contract	2,200	1,850	2,020	1,920	1,760	1,660	1,360
MOU (FOMA+mova) (3) (5)	minute/month/ contract	159	151	152	155	153	145	—
MOU (FOMA) (3) (5)	minute/month/ contract	219	229	230	239	234	219	—
MOU (mova) (3) (5)	minute/month/ contract	158	138	145	143	138	126	—
Churn Rate (2)%		1.21	1.01	1.06	1.08	0.95	0.96	—
i-mode
Subscribers	thousands	41,077	44,021	41,723	42,362	43,027	44,021	46,200
FOMA	thousands	2,997	11,353	4,526	6,414	8,403	11,353	—
i-appliTM compatible (6)	thousands	23,416	29,989	25,009	26,731	28,130	29,989	—
i-mode Subscription Rate (2)%		88.7	90.2	89.1	89.4	89.8	90.2	91.1
Net increase from previous period	thousands	3,319	2,944	646	638	666	994	2,179
i-Menu Sites (FOMA)	sites	3,930	4,780	4,181	4,444	4,622	4,780	—
i-Menu Sites (mova)	sites	4,144	4,573	4,245	4,381	4,482	4,573	—
Access Percentage by Content Category
Ringing tone/Screen	%	35	30	32	31	30	28	—
Game/Horoscope	%	18	22	18	21	23	23	—
Entertainment Information	%	23	24	25	23	24	24	—
Information	%	13	12	13	14	12	11	—
Database	%	5	4	4	4	4	5	—
Transaction	%	6	8	8	7	7	9	—
Independent Sites (7)	sites	74,605	85,013	77,550	79,583	81,970	85,013	—
Percentage of Packets Transmitted
Web	%	87	94	91	93	95	95	—
Mail	%	13	6	9	7	5	5	—
PHS
Subscribers	thousands	1,592	1,314	1,537	1,460	1,392	1,314	800
Market Share (1)%		31.0	29.4	30.6	30.4	29.6	29.4	—
Net increase from previous period	thousands	-96	-278	-55	-77	-68	-78	-514
ARPU (4)	yen/month/contract	3,430	3,360	3,330	3,370	3,370	3,350	—
MOU (5) (8)	minute/month/ contract	100	82	85	82	81	79	—
Data transmission rate (time) (8)(9)%		76.4	74.7	74.1	74.3	74.8	76.2	—
Churn Rate	%	3.49	3.23	3.38	3.23	3.08	3.22	—
Others
Prepaid Subscribers (10)	thousands	97	76	93	88	81	76	—

*	International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculation from the forecasts for the fiscal year ending Mar. 31, 2006, due to its growing contribution to total revenues.

[Notes associated with the above-mentioned change]

International service-related ARPU included in the ARPU forecasts for the fiscal year ending Mar. 31, 2006, are as below:

    Aggregate ARPU (FOMA+mova): 40 yen Aggregate ARPU (FOMA): 60 yen Aggregate ARPU (mova) : 30 yen

•	ARPU data in previous reports do not include International service-related revenues. ARPU generated from International services, derived from the revenues thereof, for the relevant periods are as below:

	FY2003 (Ended Mar. 31, 2004) Full-year result	FY2003 (Ended Mar. 31, 2005) Full-year result	First Quarter (Apr-Jun) Result	Second Quarter [Jul-Sep] Result	Third Quarter [Oct-Dec] Result	Fourth Quarter (Jan-Mar] Result
Aggregate ARPU (FOMA+mova)	20 yen	20 yen	20 yen	20 yen	30 yen	30 yen
*	No. of DoPa Single Service subscribers has been included in the number of mova subscribers starting with the results for the first six months of the fiscal year ended Mar. 31, 2005 in order to standardize the definition of subscribers used by all mobile operators in Japan.

[Notes associated with the above-mentioned change]

•	Market share, net increase from the previous period and churn rate data are all calculated inclusive of DoPa Single Service subscribers.

•	ARPU and MOU data are calculated without including DoPa Single Service subscribers and DoPa Single Service-related revenues.

•	Please refer to the attached sheet (P.46) for an explanation of the methods used to calculate ARPU, and the number of active subscribers used in calculating ARPU, MOU and Churn Rate.

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association.

(2)	DoPa Single Service subscribers are included in the calculation.

(3)	Calculation does not include DoPa Single Service-related revenues and DoPa Single Service subscribers.

(4)	Inclusive of circuit-switched data communications

(5)	MOU (Minutes of Usage): Average communication time per one month per one user

(6)	Sum of FOMA handsets and mova handsets

(7)	Data on independent sites are from OH!NEW? by Digital Street Inc.

(8)	Not inclusive of data communication time via @FreeD service

(9)	Percentage of data traffic to total outbound call time

(10)	Included in total cellular subscribers.

(APPENDIX 2)

ARPU Calculation Methods

1. ARPU (Average monthly revenue per unit)*1

i)	ARPU (FOMA + mova)

Aggregate ARPU (FOMA+mova)=Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

Packet ARPU (FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+mova)

i-mode ARPU (FOMA+mova) *2 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova) *3 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA+mova)

ii)	ARPU (FOMA)

Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA) : Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU*2 (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

ARPU generated purely from i-mode (FOMA) *3 : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA)

iii)	ARPU (mova)

Aggregate ARPU (mova)=Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)

i-mode ARPU (mova) *2 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)

ARPU generated purely from i-mode (mova) *3 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (mova)

iv)	ARPU (PHS)

ARPU (PHS) : ARPU (PHS) Related Revenues (monthly charges, voice transmission charges) / No. of active PHS subscribers

2. Active Subscribers Calculation Methods*1

No. of active subscribers used in ARPU/MOU/Churn Rate calculations are sum of No. of active subscribers*4 for each month.

*1	DoPa single service subscribers and the revenues thereof are not included in the ARPU and MOU calculations.

*2	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscribers to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

*3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscribers as a denominator.

*4	active subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

(APPENDIX 3)

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2006 (forecasts) are provided to the extent available without unreasonable efforts.

1. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005	Year ended March 31, 2004
a. EBITDA	¥1,580.0	¥1,625.7	¥1,858.9

Depreciation and amortization	(740.0)	(735.4)	(721.0)
Losses on sale or disposal of property, plant and equipment	(30.0)	(45.7)	(35.0)
Impairment loss	—	(60.4)	—

Operating income	810.0	784.2	1,102.9

Other income (expenses), net	2.0	504.1	(1.8)
Income taxes	(313.0)	(527.7)	(429.1)
Equity in net losses of affiliates	(2.0)	(12.9)	(22.0)
Minority interests in earnings of consolidated subsidiaries	—	(0.1)	(0.0)

b. Net income	497.0	747.6	650.0

c. Total operating revenues	4,805.0	4,844.6	5,048.1

EBITDA margin (=a/c)	32.9%	33.6%	36.8%
Net income margin (=b/c)	10.3%	15.4%	12.9%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. ROCE after tax effect

	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005	Year ended March 31, 2004
a. Operating income	¥810.0	¥784.2	¥1,102.9
b. Operating income after tax effect {=a*(1-effective tax rate)}	478.7	463.4	639.7
c. Capital employed	4,961.2	4,826.4	4,810.1

ROCE before tax effect (=a/c)	16.3%	16.2%	22.9%
ROCE after tax effect (=b/c)	9.6%	9.6%	13.3%

Note:	Capital employed = Two period ends average of (Shareholders’ equity + Interest bearing liabilities)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

Effective tax rate : Year ending March 31, 2006 (Forecasts) and Year ended March 31, 2005 = 40.9% Year ended March 31,

2004 = 42%

3. Free cash flows excluding the changes in investments for cash management purpose

	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005	Year ended March 31, 2004
Free cash flows excluding the changes in investments for cash management purpose	¥590.0	¥1,003.6	¥862.9

Changes in investments for cash management purpose	—	(400.3)	—

Free cash flows	590.0	603.3	862.9

Net cash used in investing activities	(946.0)	(578.3)	(847.3)
Net cash provided by operating activities	1,536.0	1,181.6	1,710.2

Note:	Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months. Net cash used in investing activities for the year ending March 31, 2006 are mainly capital expenditures and an investment in credit-card business, and are not taking into account the effect of changes in investments for cash management purpose due to difficulties in forecasting the effect.

4. Market equity ratio

	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005	Year ended March 31, 2004
a. Shareholders’ equity	—	¥3,907.9	¥3,704.7
b. Market value of total share capital	—	8,766.0	11,541.4
c. Total assets	—	6,136.5	6,262.3

Equity ratio (=a/c)	—	63.7%	59.2%
Market equity ratio (=b/c)	—	142.8%	184.3%

Note:	Market equity ratio is not forecasted because it is difficult to estimate the market value of total share capital in the future.

5. Capital expenditures

	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005	Year ended March 31, 2004
Capital expenditures	¥848.0	¥861.5	¥805.5

Effects of timing differences between acquisition dates and payment dates	—	49.6	(2.6)

Purchases of property, plant and equipment	—	(668.4)	(625.3)
Purchases of intangible and other assets	—	(242.7)	(177.6)

Note:	Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible assets. In preparing the forecasts for the year ending March 31, 2006, capital expenditures are not broken down into purchases of property, plant and equipment and purchases of intangible and other assets. In addition, effects of timing differences between acquisition dates and payment dates are not estimated for the year ending March 31, 2006.

(APPENDIX 4)

Summary of the Company and Regional Subsidiaries (Japanese GAAP)

	Billions of yen
	Operating revenues	Operating income	Recurring profit	Net income
NTT DoCoMo Hokkaido, Inc.	¥226.4	¥26.6	¥26.7	¥14.9
NTT DoCoMo Tohoku, Inc.	365.0	52.7	52.3	29.8
NTT DoCoMo, Inc.	2,571.2	408.2	445.9	503.2
NTT DoCoMo Tokai, Inc.	586.0	83.4	83.7	47.8
NTT DoCoMo Hokuriku, Inc.	117.6	15.6	15.7	8.7
NTT DoCoMo Kansai, Inc.	864.3	114.1	114.1	65.2
NTT DoCoMo Chugoku, Inc.	310.5	46.6	47.2	27.1
NTT DoCoMo Shikoku, Inc.	177.5	24.0	24.2	13.4
NTT DoCoMo Kyushu, Inc.	617.9	82.8	82.5	46.4

NTT DoCoMo, Inc.

Results for the Fiscal Year Ended March 31, 2005

May 10, 2005

Copyright (C) 2005 NTT DoCoMo, Inc. All rights reserved.

Forward-Looking Statements

The forecasts presented herein are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Act of 1934. Statements made in this presentation with respect to DoCoMo’s plans, objectives, projected financials, operational figures, beliefs and other statements that are not historical facts are forward-looking statements about the future performance of DoCoMo which are based on management’s expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements, such as statements regarding the introduction of new products and services or termination or suspension of existing services, financial and operational forecasts, dividend payments, the growth of the Japanese cellular market and the ubiquitous services market, the growth of data usage, the growth of DoCoMo’s cellular phone business, the migration of users to DoCoMo’s 3G services and associated improvements in 3G services, improvements in 3G and 2G coverage area, and management goals are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses; the new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth; the introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations; the introduction of number portability in Japan may increase our expenses, and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers; limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction; the W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers; our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect; our PHS business, which is expected to operate at a loss until the service is terminated, may incur greater losses than we project; as electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations; social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image; inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image; earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks and other problems could cause systems failures in our networks, handsets or other networks required for the provision of service, disrupting our ability to offer services to our subscribers; concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations; our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.Further information about the factors that could affect the company’s results is included in “Item 3.D: Risk Factors” of its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 28, 2004, which is available in the investor relations section of the company’s web page at www.nttdocomo.com and also at the SEC’s web site at www.sec.gov.

1

FY2004 Financial Results Highlights (US GAAP)

■	Consolidated financial statements in this document are unaudited.
*1:	For an explanation of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 37 and the IR page of our website, www.nttdocomo.co.jp.
*2:	If variance from purchase, redemption and disposal of financial instruments for cash management purpose with maturity of longer than three months is reflected, free cash flow decreases by 400.3 billion yen.

3

Financial Results Forecast for FY2005 (US GAAP)

■	Consolidated financial statements in this document are unaudited.
*1:	For an explanation of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 37 and the IR page of our website, www.nttdocomo.co.jp.
*2:	If variance from purchase, redemption and disposal of financial instruments for cash management purpose with maturity of longer than three months is reflected, free cash flow decreases by 400.3 billion yen.

4

Financial Results Forecasts for FY2005

■	Operating Revenues

Effects of various discount plans introduced in FY2004, which contributed to improved competitiveness, and changes in usage behavior are factored into the forecast.

-	Net additional cellular subscribers: 2.5 million subs (FY2004) 1.88 million subs (FY2005 forecast)

-	Cellular (FOMA+mova) ARPU: 6,770 yen (down 430 yen year-on-year) (FY2005 forecast)

■	Operating Expenses

Aims to boost cost efficiency, through efficient network operation, improving efficiency of distributor commissions, and reviewing business processes, etc., in light of projected growth in FOMA handset sales.

Financial Results Forecasts for FY2005

5

Reduced Churn Rate

■	As a result of various discount packages, our cellular churn rate for FY2004/4Q dropped sharply to 0.96%, down 0.4 points year-on-year. Our full-year churn rate also improved by 0.2 point to 1.01%.

■	The number of net additional subscribers in the market decreased from the previous year, but DoCoMo’s net adds increased by approx. 320,000 (or 14.6%) to approx. 2.5 million in FY2004.

■	We are working continuously to maintain our churn rate at low levels in FY2005, fully aware of the importance of churn rate reduction for DoCoMo, with a total cellular subscriber base of 48 million.

Quarterly Churn Rate Trends

7

Favorable Progress of Subscriber Migration to FOMA

■	DoCoMo acquired the largest no. of net additional 3G subscribers among Japanese mobile carriers in FY2004.

■	No. of FOMA subscribers topped 11.5 million as of Mar. 31, 2005

■	Estimated no. of FOMA subscribers as of Mar. 31, 2006: 24.1 million

8

Customer-Oriented Management

■	Stepped up our customer consultation/support services and improved after-sales services in FY2004, in pursuit of a customer-centric management.

After-sales support

■	Provision of free-of-charge battery pack* (from Feb. 22, 2005)

■	Extended free warranty period of handsets* (1 year→3 years) (from Oct. 1, 2004)

■	Established a 24-hour mail inquiry response center

■	Increased trouble-shooting acceptance counters, etc.

* Privilege services offered to DoCoMo Premier Club members

■	In FY2005, we will continue our “customer-oriented” approach, by studying or implementing the following initiatives;

-	Offer products and services tailored to customer needs;

-	Early expansion of FOMA coverage, and network quality enhancement based on customers’ perspective; and

-	Review of service offerings to improve contacts with customers, etc.

9

Pricing Measures

■	During FY2004, we expanded the discount rates for our “Family Discount” service (effective Apr. 1, 2004), introduced “pake-houdai” flat-rate service for i-mode access (Jun. 1, 2004), and allowed family members to share unused allowances for up to two months (effective Feb. 1, 2005), etc.

■	These rate revisions are expected to contribute to maintaining our competitiveness in FY2005.

“Family Discount” subscription rate	Up 8 points year-on-year (As of Mar. 31, 2005)	“pake-houdai” subscribers	Approx. 2.7 million (As of Mar. 31,2005)

■    “Family Discount” subscription rate is still rising as a result of making mail transmission between family members free of charge, and enabling family members to share unused allowances for up to two months (started Feb. 2005).

■    Despite slower growth of net additional subscribers, the user base of “pake-houdai” increased steadily to 2.7 million as of Mar. 31, 2005.

■    The percentage of new subscribers (inclusive of contract cancellation of existing subs for a new subscription) remains high.

■    Number and percentage of users subscribing to Plan 67 or more expensive rate plans continues to rise.

10

Enriched Handset Lineup

■	Various new models were added to our handset lineup in FY2004, including the FOMA “900” and “901” series (high-end), FOMA “700” series (standard), and niche models for PDC, etc.

■	Because FOMA’s user base is projected to grow to 47.5% of our total cellular subscribers by Mar. 31, 2006, further functional upgrades are planned for FOMA handsets during FY2005.

11

FOMA Coverage Expansion

■	Aggressively expanded FOMA coverage to a total of 16,200 outdoor base stations and 3,800 indoor systems during FY2004, attaching priority to customer satisfaction.

■	In FY2005, both indoor and outdoor coverage will be improved further to cater to users’ needs, through an efficient roll-out using more economical new equipment.

FOMA Coverage: No. of Outdoor BTSs and Indoor Systems Installed

12

Basic Policies of Future Initiatives

1.	Reinforce core business

2.	Cost Reduction

3.	Secure new revenue sources

14

1. Reinforce core business

Customer-oriented management	■ Promote “customer-oriented” approach ■ Improve consultation/support and after-sales services offered to customers

Pricing measures	■ Maintain and reinforce our competitiveness enhanced by the pricing measures introduced in FY2004.

Enrichment of handset lineup	■ Enhance handset functionality, and study ways to reduce costs, e.g., by procuring handsets from foreign vendors, etc.

Coverage expansion	■ Aggressively expand network coverage, both indoors and outdoors, efficiently satisfying users’ needs through the use of more economical new equipment, etc.

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2. Cost Reduction

Distributor Commissions

■     Implement various measures in view of increased FOMA handset sales

-        Release less expensive models by procuring from foreign vendors, etc., optimize product mix, and lower procurement cost by committing purchase quantity in advance.

-        Efficient use of commissions targeted at specific market segments.

Network Costs

■     Improve quality to strengthen competitiveness, and reduce costs at the same time.

-        Transform network structure and improve operational efficiency, e.g., by migrating to IP network, separating voice and packet networks, and boosting efficiency of entrance circuits.

-        Efficient FOMA coverage roll-out using more economical new equipment (800MHz base stations, remote optical TRX extensions, etc).

-        Improve efficiency of operation by completing the integration of operation centers (previously 9 locations nationwide → 2 locations)

-        Cut equipment procurement and contractor costs.

General Non-Personnel Expenses

■     Cut costs through an extensive review of business processes, despite projected subscriber growth and other factors that could potentially increase costs.

-        Improve efficiency of operation/maintenance of information systems, integrate distribution centers, enhance efficiency of entrusted business, review day-to-day office expenses, as part of wide-ranging measures.

Review of Loss- Making Business	■ Stopped accepting new PHS subscribers (as of Apr. 30, 2005) ■ Terminate QUICKCAST service (planned for Mar. 31, 2007)

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3. Secure New Revenue Sources (1)-1

Accelerate uptake of services linked with brick-and-mortar business

No. of i-mode FeliCa handset users	3 Million (As of Apr. 7, 2005)	No. of shops where service is available	Approx. 20,000 (As of Apr. 1, 2005)

■	Develop “Mobile Wallet” service into a convenient “lifestyle infrastructure” serving people’s daily needs in life

-	“Edy” service was launched in approx. 6,300 Circle K Sunkus convenience stores nationwide (Apr. 1, 2005)

-	“Mobile Wallet” service to be provided in 680 Matsumoto Kiyoshi drug stores nationwide (Scheduled for launch in summer 2005)

-	“Mobile Suica” service by JR East (Scheduled for launch in Jan. 2006)

Commenced field test for passing through station gates, shopping service (Mar. 2005)

■	Joint Promotion of New Credit-Payment Service using Mobile-Wallet Handsets

No. of QR-code enabled handset users	Approx. 21 Million (As of Mar. 31, 2005)	No. of handset with Infrared transmission	Approx. 30 Million (As of Mar. 31, 2005 )

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3. Secure New Revenue Sources (1)-2

New Credit-Payment Service

■	Introduce a new credit service based on “Mobile Wallet” handsets, to respond to diverse needs of users.

-	Create a new brand and a platform for credit payment service

-	Launch a new credit service

■	Plan to acquire 34% of Sumitomo Mitsui Card’s common shares for approx. 98 billion yen, by underwriting shares offered for capital increase, etc.

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3. Secure New Revenue Sources (2)

Create new usage opportunities

■	Improve users’ convenience, and provide services that could entice increased usage

■	Propose and create various new usage scenes leveraging DoCoMo handsets

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3. Secure New Revenue Sources (3)

Expansion of audio-visual traffic

■	Promotions and measures targeted at specific segments (particularly close communication between users in their 20’s & 30’s)

■	Expand opportunities to use videophone service

-	Conducted a visual communication service on a trial basis connecting FOMA and PCs from Oct. 5, 2004 (jointly with NTT Communications Corp. and NTT Resonant Inc.)

-	Commenced commercial service “OCN.Phone Business V” on Mar. 8, 2005

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3. Secure New Revenue Sources (4)

Promote global service - roaming

■	No. of “World Wing” subscribers and usage of roaming service has been increasing steadily.

■	Concluded a memorandum of understanding to conduct verification tests of intranet systems using N900iG handsets (jointly with Hitachi IT and Ricoh Co. Ltd.)
-	To roll-out Japan’s first overseas i-mode-enabled intranet systems for corporate clients

-	Verification tests to be carried out for six months from Feb. 24, 2005

■	Added new W-CDMA/GSM dual-mode handsets, e.g., Motorola’s model “M1000” etc.

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Reinforcement of Corporate Governance

■	Reduce the size of the Board of Directors by half, and introduce a corporate officer system

-	Clarify the Board’s role as a body for management supervision

-	Further strengthen business execution capability

■	Actions undertaken in the past

-	Strengthened supervision mechanism:

Increased the number of Corporate Auditors from 4 in Jun. 2003 to currently 5.

Among the 5 Corporate Auditors, majority (3 auditors) are external auditors (appointed Jun. 2003)

-	Reduced no. of Board Directors: from 28 (Jun. 2003) to 24 (currently)

-	Established Advisory Boards (from Feb. 1999)

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Return to Shareholders

■	Returning profits to shareholders is considered one of the most important issues in our corporate management

Repurchase of own shares

■	Repurchased 2.28 million shares (91.2%) of the possible 2.5 million shares authorized at the 13th ordinary meeting of shareholders in Jun. 2004. The aggregate price of the shares repurchased was 416.8 billion yen (or 69.5% of the authorized budget of 600 billion yen)

■	A total of 1.48 million shares (approx. 2.9% of aggregate issued shares prior to cancellation) were canceled on Mar. 31, 2005

ð	Shares repurchased will be kept as treasury shares, and plan to limit such treasury shares to approx. 5% of total outstanding shares.

Any shares kept in excess will in principle be canceled once every year (around end of fiscal year).

■	Plan to seek a resolution to authorize repurchase up to 2.2 million shares for up to 400 billion yen at the 14th ordinary meeting of shareholders in Jun. 2005.

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Operating Revenues (US GAAP)

■	FY2004 Track Record

▪	Decreased 4% year-on-year to 4,844.6 billion yen, as a result of expansion of “Family Discount” package and introduction of various other rate reductions.

■	FY2005 Forecast

▪	Estimated at 4,805 billion yen, down 0.8% year-on-year, due to a projected decline in cellular service revenues because the various discounts commenced in FY2004 will have a full-year impact, etc.

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FOMA ARPU/MOU

■	FY2004 Track Record

▪	FOMA ARPU dropped 630 yen year-on-year to 9,650 yen. FOMA MOU was 229 minutes, up 10 minutes.

■	FY2005 Forecast

▪	FOMA ARPU is forecast at 8,550 yen, down 1,100 yen from the previous fiscal year, due to the migration of middle and low-usage subscribers to FOMA and the full-year impact of the discounts started in FY2004.

■	International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations from the forecasts for the fiscal year ending Mar. 31, 2006, in view of their growing contribution to total revenues. [Notes associated with the above-mentioned change] ▪ International service-related ARPU included in ARPU (FOMA) forecast for FY2005: 60 y en. ▪ ARPU data in previous reports have been calculated without including international service-related revenues. ■ MOU(Minutes of usage):Average communication time per one month per one user.

■	Average monthly revenue per unit, or ARPU, is used to measure average monthly revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues, such as monthly charges, voice transmission charges and packet transmission charges from designated services, by the number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures calculated in the above way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our US GAAP results of operations. This definition applies to all ARPU figures hereinafter.

■	Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA) ·Voice ARPU (FOMA):

▪	Voice ARPU (FOMA) Related Revenues (monthly charges and voice transmission charges)/No. of active cellular phone subscribers (FOMA):

▪	Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges and packet transmission charges)/ No. of active cellular phone subscribers (FOMA):

▪	i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges and packet transmission charges)/No. of active cellular phone subscribers (FOMA)

■	No. of active subscribers used in ARPU (FOMA) and MOU (FOMA) calculations are as follows;
▪	FOMA quarterly: sum of “No. of active subs. in each month” of the current quarter ■ FOMA full year: sum of “No. of active subs. in each month” of current fiscal year.
*	”No. of active subs. in each month” : (No. of subs. at end of previous month + no. of subs. at end of current month)/2

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Cellular Phone(FOMA+mova)ARPU/MOU

■	FY2004 Track Record
▪	ARPU (FOMA+mova) decreased by 690 yen year-on-year to 7,200 yen. MOU (FOMA+mova) was 151 minutes, down 8 minutes.

■	FY2005 Forecast

▪	ARPU (FOMA+mova) is estimated at 6,770 yen, down 430 yen year-on-year, due to the full-year impact of various discounts launched in FY2004.

■	International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations from the forecasts for the fiscal year ending Mar. 31, 2006, in view of their growing contribution to total revenues. [Notes associated with the above-mentioned change] ▪ International service-related ARPU included in ARPU (FOMA+mova) forecast for FY2005: 40 y en. ARPU data in previous reports have been calculated without including international service-related revenues. The contributions of international service-related revenues to the ARPU (FOMA+mova) for the relevant fiscal periods, derived from the revenues generated from international services, are described by the numbers in parenthesis in the chart above.

■	DoPa Single Service subscribers are not included in the above calculation of ARPU, MOU, revenues and no. of subscribers.

■	MOU(Minutes of usage):Average communication time per one month per one user. ■ For an explanation of Average Revenue Per Unit (ARPU), see footnote on page 28 of this presentation.

■	Aggregate ARPU (FOMA+mova)=Voice ARPU (FOMA+mova)+Packet ARPU (FOMA+mova)

▪	Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges and voice transmission charges) /No. of active cellular phone subscribers (FOMA+mova)

▪	Packet ARPU (FOMA+mova): Packet ARPU (FOMA+mova) Related Revenues (monthly charges and packet transmission charges)/ No. of active cellular phone subscribers (FOMA+mova)

▪	i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges and packet transmission charges)/ No. of active cellular phone subscribers (FOMA+mova)

■	No. of active subscribers used in ARPU (FOMA+mova) and MOU (FOMA+mova) calculations are as follows;

▪	Cellular Phone quarterly: sum of “No. of active subs. in each month” of the current quarter ■ Cellular Phone full year: sum of “No. of active subs. in each month” of current fiscal year.
*	”No. of active subs. in each month” : (No. of subs. at end of previous month + no. of subs. at end of current month)/2

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Operating Expenses (US GAAP)

■	FY2004 Track Record

▪	Increased by 2.9% year-on-year to 4,060.4 billion yen, due to growth in revenue- linked expenses and recognizing impairment losses from PHS business.

■	FY2005 Forecast

▪	Estimated at 3,995 billion yen, down 1.6% from the previous fiscal year.

(Billions of Yen)

* Revenue-linked expenses =

cost of equipment sold + distributor commissions + cost of DoCoMo Point Service

30

Capital Expenditures*

■	FY2004 Track Record

▪	Increased by 7% year-on-year to 861.5 billion yen, as a result of FOMA coverage expansion and capacity build-up to accommodate demand growth, mitigated through efficient use of CAPEX and cost-cutting, e.g., by introducing more economical new equipment and lowering equipment procurement costs.

■	FY2005 Forecast

▪	Plan to aggressively improve quality both indoors and outdoors to build a network tailored to customers’ usage requirements, and work simultaneously to boost efficiency and achieve further cost reduction through the use of less expensive new equipment, etc. Estimated at 848.0 billion yen, down 1.6% year-on-year.

(Billions of Yen)

* For an explanation of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 37 and the IR page of our web site, www.nttdocomo.co.jp

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Operational Results and Forecasts

*	Number of handsets sold above include handsets activated without involving sales by DoCoMo.
**	“Other” includes purchase of additional handsets by existing FOMA subs.

■	No. of DoPa Single Service subscribers, which had not been included in previous reports, has been included in no. of mova subscribers since the earnings release for the first half of the year ending Mar. 31, 2005. [Notes associated with the above-mentioned change] ▪ Market share, no. of handsets sold and churn rate are calculated inclusive of DoPa Single Service subscribers. ▪ Relevant items in full-year results for the year ending Mar. 31, 2004 have been modified by adding DoPa Single Service subs. to previously announced numbers.

■	MOU(Minutes of usage): Average communication time per one month per one user. ■ For an explanation of Average Revenue Per Unit (ARPU), see footnote on page 28 of the presentation.

♦	No. of active subscribers used in cellular phone/PHS churn rates, aggregate ARPU (PHS) and MOU (PHS) calculations are as follows;
▪	Sum of “No. of active subs in each month” {(No. of active subs at end of previous month + No. of active subs at end of current month) ÷2} from April to March.

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Historical Growth of Japan’s Cellular Phone Market

■	The number of net additional subscribers in Japan decreased year-on-year in FY2004, but DoCoMo’s net additions grew by 14.6% from the previous fiscal year.

■	The percentage of i-mode subscribers to our total cellular subscribers grew to 90.2% as of March 31, 2005.

34

Overseas i-mode Deployment

■	i-mode license agreements concluded with overseas operators

-	O2 (UK): Nov. 2004, MTS (Russia): Dec. 2004, StarHub (Singapore): Jan. 2005

■	Functional enhancement and enriched lineup of overseas i-mode handsets

-	i-mode handset compatible with “3D, standby i-appli feature” (released in Dec. 2004)

-	Entry of foreign vendors: Samsung (Sept. 2004), LG (Nov. 2004), Motorola (Apr. 2005), etc.

35

Corporate Social Responsibility

■	Promotes CSR programs unique to DoCoMo to ensure a sustainable development.

■	Aims to help create a “safe and secure” society, keenly aware of our responsibility as a good corporate citizen.

■	Reorganized organizational structure and established “Corporate Citizenship Department” to accelerate CSR activities and fulfill accountability (May 1, 2005)

Actions Undertaken in Disasters, etc	Environment Conservation Activities

■ “i-mode Disaster Message Board” service ■ Provision of free mobile phones & chargers ■ Donations to earthquake-stricken areas in Niigata

■    Acquired ISO14001 international certification for environmental management at all levels of DoCoMo Group.

■    Promotion of recollection and recycling of used cellular handsets and accessories.

■    Reduced power consumption in handsets/equipment

Social Contribution Activities	International Contribution Activities

■    Supports childhood education by sponsoring sports camps for youth, multimedia training for parents and children, and music concerts for children, etc.

■    Environment protection through “DoCoMo Woods” program.

■    Support for employees’ volunteer activities

■    Assisted school construction in Thailand and reforestation programs in Indonesia.

■    Provided donations and commodities to areas hit by the Sumatra earthquake/Indian Ocean tsunami.

■    Supports children’s cultural exchange program between France and Japan.

Promotion of Universal Design	Actions for cellular-related social issues

■ Established “DoCoMo Hearty Plaza” ■ Development of user-friendly handsets and services ■ Provision of “Hearty Discounts”

■    “DoCoMo Classroom” for safe use of mobile phones

■    Countermeasures against unsolicited bulk emails and education on usage manners.

■    Establishment of Mobile Society Research Institute and its research activities:

-        Viewing the phenomena caused by cellular phones as a sign of social change, research themes that are expected to invigorate people’s communication behavior will be continued in FY2005.

36

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

1. EBITDA and EBITDA margin

	Billions of yen
	Year ended March 31, 2004	Year ended March 31, 2005	Year ending March 31, 2006
			(Forecasts)
a. EBITDA	¥1,858.9	¥1,625.7	¥1,580.0

Depreciation and amortization	(721.0)	(735.4)	(740.0)
Losses on sale or disposal of property, plant and equipment	(35.0)	(45.7)	(30.0)
Impairment loss	—	(60.4)	—

Operating income	1,102.9	784.2	810.0

Other income (expenses), net	(1.8)	504.1	2.0
Income taxes	(429.1)	(527.7)	(313.0)
Equity in net losses of affiliates	(22.0)	(12.9)	(2.0)
Minority interests in earnings of consolidated subsidiaries	(0.0)	(0.1)	—

b. Net income	650.0	747.6	497.0

c. Total operating revenues	5,048.1	4,844.6	4,805.0

EBITDA margin (=a/c)	36.8%	33.6%	32.9%
Net income margin (=b/c)	12.9%	15.4%	10.3%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. Free cash flows excluding the changes in investments for cash management purpose

	Billions of yen
	Year ended March 31, 2004	Year ended March 31, 2005	Year ending March 31, 2006
			(Forecasts)
Adjusted free cash flows	¥862.9	¥1,003.6	¥590.0

Changes of investments for cash management purpose	—	(400.3)	—

Free cash flows	862.9	603.3	590.0

Net cash used in investing activities	(847.3)	(578.3)	(946.0)
Net cash provided by operating activities	1,710.2	1,181.6	1,536.0

Note:	Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months. Net cash used in investing activities for the year ending March 31, 2006 are mainly capital expenditures and an investment in credit-card business, and are not taking into account the effect of changes in investments for cash management purpose due to difficulties in forecasting the effect.

3. Capital expenditures

	Billions of yen
	Year ended March 31, 2004	Year ended March 31, 2005	Year ending March 31, 2006
			(Forecasts)
Capital expenditures	¥805.5	¥861.5	¥848.0

Effects of timing differences between acquisition dates and payment dates	(2.6)	49.6	—

Purchases of property, plant and equipment	(625.3)	(668.4)	—
Purchases of intangible and other assets	(177.6)	(242.7)	—

Note:	Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible assets. In preparing the forecasts for the year ending March 31, 2006, capital expenditures are not broken down into purchases of property, plant and equipment and purchases of intangible and other assets. In addition, effects of timing differences between acquisition dates and payment dates are not estimated for the year ending March 31, 2006.

37

“FOMA”, “mova”, “Quickcast”, “i-mode”, “DoPa”, “i-appli”, “Melody Call”, “premini”, “prosolid”, “Music PORTER”, “Lechiffon”, “Hearty Discount”, “pake-hodai”, “Nikagetsu Kurikoshi “, and “DoCoMo Premier Club” are trademarks or registered trademarks of NTT DoCoMo, Inc. Other names of companies or products presented in this material are trademarks or registered trademarks of their respective organizations.

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